SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 31, 2007

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Summary of Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Year Ended March 31, 2007

The information contained herein includes certain forward-looking statements that are based on our current plans, targets, expectations, assumptions, estimates and projections about our businesses and operations. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. For a discussion of the factors which may have a material impact upon our financial condition, results of operation and liquidity, see our annual report on Form 20-F for the fiscal year ended March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

May 31, 2007	By:	/s/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

[English translation]

May 23, 2007

Summary of Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Year Ended March 31, 2007

Company Name: Millea Holdings, Inc.	Stock Exchange Listings: Tokyo and Osaka

Securities Code Number: 8766	Head Office: Tokyo, Japan

(URL: http://www.millea.co.jp)

Representative	Kunio Ishihara	President

Contact:	Kazuyuki Nakano,	Corporate Planning Dept., Millea Holdings, Inc.	Phone: 03-5223-3212
	Noriaki Tashimo,	Corporate Accounting Dept., Millea Holdings, Inc.	Phone: 03-6212-3344

Scheduled date of ordinary general meeting of shareholders: June 25, 2007

Scheduled date for starting payment of dividends: June 26, 2007

Scheduled date for filing the securities report (Yuka Shoken Houkokusho): June 25, 2007

1. Consolidated Business Results for the Year ended March 31, 2007 (April 1, 2006 to March 31, 2007)

(Notes) All amounts are truncated and all ratios are rounded;

ratios reflect changes from the previous fiscal year.

(1) Consolidated Results of Operations

	Ordinary income		Ordinary profit		Net income
	million yen	%	million yen	%	million yen	%
Year ended March 31, 2007	4,218,557	24.1	168,042	23.1	93,014	3.4
Year ended March 31, 2006	3,399,984	17.3	136,563	(2.5)	89,960	33.1

	Net income per share - Basic	Net income per share - Diluted	Ratio of net income to equity	Ratio of ordinary profit to total assets	Ratio of ordinary profit to ordinary income
	yen	yen	%	%	%
Year ended March 31, 2007	112.10	112.07	2.8	1.1	4.0
Year ended March 31, 2006	52,980.59	52,973.36	3.3	1.1	4.0

(Reference purposes only) Investment income and expenses on the equity method:

For the year ended March 31, 2007	124 million yen
For the year ended March 31, 2006	688 million yen

Notes: 1.	Millea Holdings conducted a stock split of its shares of common stock effective as of September 30, 2006, whereby one share was split into 500 shares.

2.	Assuming that the stock split took place at the begining of the fiscal year ended March 31, 2006, “Net income per share - Basic” and “Net income per share - Diluted” for the fiscal year ended March 31, 2006 would have been 105.96 yen and 105.94 yen, respectively.

(2) Consolidated Financial Conditions

	Total assets	Net assets	Ratio of equity to total assets	Net assets per share
	million yen	million yen	%	yen
Year ended March 31, 2007	17,226,952	3,410,707	19.7	4,127.60
Year ended March 31, 2006	14,260,020	3,209,849	22.5	1,910,092.71

(Reference purposes only) Equity capital:

As of March 31, 2007	3,398,414 million yen
As of March 31, 2006	— million yen

Note:	Assuming that the stock split took place at the begining of the fiscal year ended March 31, 2006, “Net assets per share” as of March 31, 2006 would have been 3,820.18 yen.

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of term
	million yen	million yen	million yen	million yen
Year ended March 31, 2007	1,367,717	(967,637)	(51,018)	1,670,006
Year ended March 31, 2006	899,584	(1,070,703)	(45,030)	1,277,127

2. Dividends

	Annual cash dividends per share			Total amount of annual dividends	Ratio of cash dividends to consolidated net income	Ratio of cash dividends to consolidated net assets
Record date	Six months	Fiscal year end	Total
	yen	yen	yen	million yen	%	%
Fiscal year ended March 31, 2006	—	15,000.00	15,000.00	25,207	28.3	0.9
Fiscal year ended March 31, 2007 (actual)	15.00	21.00	36.00	29,822	32.1	0.9
Fiscal year ending March 31, 2008 (Forecast)	18.00	18.00	36.00		21.6

Note:	Assuming that the stock split had been conducted at the beginning of the fiscal year ended March 31, 2006, the amount of annual cash dividends per share for the fiscal year ended March 31, 2006 would have been 30 yen.

3. Consolidated Business Forecast for the year ending March 31, 2008 (April 1, 2007 to March 31, 2008)

(Note) Ratios reflect changes from the same periods in the previous fiscal year.

	Ordinary income		Ordinary profit		Net income		Net income per share
	million yen	%	million yen	%	million yen	%	yen
For the six months ending September 30, 2007	2,006,000	(3.2)	84,000	58.1	73,000	272.2	88.66
For the year ending March 31, 2008	4,021,000	(4.7)	181,000	7.7	137,000	47.3	166.40

4. Others

(1)	Signifiant changes with respect to the subsidiaries of Millea Holdings during the fiscal year ended March 31, 2007

(Inclusion/exclusion of specific subsidiaries of Millea Holdins resulting in an accompanying change in the scope of consolidation)

Number of new subsidiaries included: 2 companies

Number of new subsidiaries excluded: None

Name of each subsidiary included: Nisshin Fire & Marine Insurance Co., Ltd.

           Asia General Holdings Limited

Note: Please see “The Millea Group” for details.

(2)	Changes in accounting policies, procedures and presentations applied to consolidated financial statements

(Matters described in “Basis of consolidated financial statements”)

(a)	Changes to reflect amendements of accounting standards and related mattters: Yes

(b)	Changes other than (a): None

Note: Please see “Basis of consolidated financial statements” for details.

(3)	Number of shares issued (common stock)

(a)	Total number of the shares issued as of March 31, 2007 (treasury shares included)

As of March 31, 2007	824,524,375 shares

As of March 31, 2006	1,687,048 shares

(b)	Number of treasury shares held

As of March 31, 2007	1,187,265 shares

As of March 31, 2006	6,581 shares

Note:	Please see “Per-share information” for details regarding the number of shares on which the calculation of “Net income per share” was based.

(Reference purpose only) Summary of Non-consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Year Ended March 31, 2007

1. Non-consolidated Business Results for the Year ended March 31, 2007 (April 1, 2006 to March 31, 2007)

(Note) Ratios reflect changes from the previous fiscal year.

(1) Non-consolidated Results of Operations

	Operating income		Operating profit		Ordinary profit		Net income
	million yen	%	million yen	%	million yen	%	million yen	%
Year ended March 31, 2007	297,763	108.1	294,250	109.8	294,447	109.6	292,838	111.5
Year ended March 31, 2006	143,103	26.1	140,276	26.1	140,489	26.3	138,457	25.2

	Net income per share - Basic	Net income per share - Diluted
	yen	yen
Year ended March 31, 2007	352.92	352.84
Year ended March 31, 2006	81,541.71	81,530.59

Notes: 1.	Millea Holdings conducted a stock split of its shares of common stock effective as of September 30, 2006, whereby one share was split into 500 shares.

2.	Assuming that the stock split took place at the begining of the fiscal year ended March 31, 2006, “Net income per share - Basic” and “Net income per share - Diluted” for the fiscal year ended March 31, 2006 would have been 163.08 yen and 163.06 yen, respectively.

(2) Non-consolidated Financial Conditions

	Total assets	Net assets	Ratio of equity to total assets	Net assets per share
	million yen	million yen	%	yen
Year ended March 31, 2007	2,557,287	2,555,860	99.9	3,103.86
Year ended March 31, 2006	2,366,696	2,365,401	99.9	1,407,585.46

(Reference purpose only) Equity capital:

As of March 31, 2007	2,555,523 million yen
As of March 31, 2006	— million yen

Note:	Assuming that the stock split took place at the begining of the fiscal year ended March 31, 2006, “Net assets per share” for the fiscal year ended March 31, 2006 would have been 2,815.17 yen.

Note:	Since the business forecast above is based on information available as of the date of publication of this document, the actual result may materially differ due to various factors.

Please refer to “Business results and financial condition” on the following page for assumptions and related matters on which the business forecast is based.

Business results and financial condition

1. Business results

(1) Consolidated results of operations for the fiscal year ended March 31, 2007

During the fiscal year ended March 31, 2007, while consumer spending remained rather sluggish, the Japanese economy continued to gradually expand, supported by a high level of corporate activity that continued from the previous fiscal year, resulting in improved earnings and increased capital expenditures.

Under these conditions, as a result of our efforts to improve performance centered on our property and casualty and life insurance businesses, our operating results for the year ended March 31, 2007 were as follows:

Compared to the fiscal year ended March 31, 2006, ordinary income increased by 818.5 billion yen to 4,218.5 billion yen, the main components of which were 3,823.8 billion yen in underwriting income and 339.5 billion yen in investment income. Compared to the fiscal year ended March 31, 2006, ordinary expenses increased by 787.0 billion yen to 4,050.5 billion yen, the main components of which were underwriting expenses of 3,562.2 billion yen, investment expenses of 17.1 billion yen and underwriting and general administrative expenses of 446.8 billion yen.

As a result, ordinary profit increased by 31.4 billion yen to 168.0 billion yen. Net income, comprised of ordinary profit plus extraordinary profit minus extraordinary losses, income taxes and deferred income taxes, increased by 3.0 billion yen to 93.0 billion yen.

The results from our principal business segments were as follows:

In the property and casualty insurance business, ordinary income increased by 201.0 billion yen to 2,662.5 billion yen, due partly to an increase of net premiums written in connection with Nisshin Fire which was newly included in the consolidation, and to an increase of interest and dividends received. On the other hand, ordinary expenses increased by 177.1 billion yen to 2,480.4 billion yen, due partly to a increase in net claims paid in connection with natural disasters. As a result, ordinary profit increased 23.8 billion yen to 182.1 billion yen.

In the life insurance business, ordinary income increased by 598.6 billion yen to 1,521.4 billion yen, due mainly to increased life insurance premiums written generated from the sale of variable annuity product. On the other hand, ordinary expenses increased 590.7 billion yen to 1,539.9 billion yen, due partly to an increase in the amount set aside for policy reserve accompanied with the increased life insurance premiums. As a result, there was an ordinary loss of 18.4 billion yen.

(2) Consolidated business forecast for the fiscal year ending March 31, 2008

Our consolidated business forecast for the fiscal year ending March 31, 2008 is 4,021.0 billion yen in ordinary income, 181.0 billion yen in ordinary profit and 137.0 billion yen in net income. Our forecast is primarily based on the following assumptions.

-	With regard to net premiums written, the forecast is based on our own projections, taking into consideration the results of previous years.

-	With regard to net claims paid, we anticipate payment of natural disaster-related claims in the amount of 30.0 billion yen for Tokio Marine & Nichido, taking into consideration the results of previous years.

-	With regard to interest rates, exchange rates and equity market conditions, we assume there will not be significant changes from market rates and conditions as of March 31, 2007.

The forecast described above is produced based on the information available as of the date of publication of this document. The actual result could differ materially from the forecast depending upon various factors, the key elements of which are described in “4. Risk factors” of this document below.

2. Financial condition

As of March 31, 2007, consolidated total assets were 17,226.9 billion yen. This represents an increase of 2,966.9 billion yen, due partly to an increase in life insurance premiums written and an inclusion of Nisshin Fire as Millea Holdings’ consolidated subsidiary.

Cash flows for the fiscal year ended March 31, 2007 were as follows:

Net cash provided by operating activities was 1,367.7 billion yen, an increase of 468.1 billion yen compared to the fiscal year ended March 31, 2006, due mainly to an increase in life insurance premiums written. Net cash used in investing activities decreased 103.0 billion yen to 967.6 billion yen mainly as a result of increase in receivables under securities borrowing transactions. Due partly to an increase in expense incurred by repurchasing the Company’s own share, net cash used by financing activities increased 5.9 billion yen to 51.0 billion yen.

The equity ratios and market-value basis equity ratios are shown below.

	(%)
	Fiscal year ended March 31, 2007	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2003
Equity ratios	19.7	22.5	19.8	21.0	18.1
Market-value basis equity ratios	20.8	27.5	23.1	26.3	13.7

Note 1.	The “equity ratio” is defined by (“equity” / “total assets”) x 100.

Note 2.	The “market-value basis equity ratio” is defined by (“market capitalization” / “total assets”) x 100.

Note 3.	As the Millea Group’s main business is the insurance business, the following items are not stated: “Cash flow and interest-bearing liabilities ratio” and “Interest coverage ratio”.

3. Policy on profit distribution and dividend

We seek to maintain sufficient solvency to enable us to enjoy sound performance of our insurance business, our core business of the Group, while we seek to increase our enterprise value through investment into businesses. We also seek to improve shareholders’ returns through the distribution of dividends and the repurchasing of our own stock. We determine the amount of dividends based on our average adjusted earnings (to be described in “Management Policies - 2. Management objectives”) after taking into consideration the business results and expected future environment of the Company. We target a dividend payout ratio of 30% based on average adjusted earnings.

In addition to annual dividends, we started to pay interim dividends from the six month period ended September 30, 2006.

4. Risk factors

In this section, major risk factors related to the business of the Millea Group are described, which may materially affect investment decisions and which may be important for the understanding of the Group’s business. Millea Group strives to prevent the occurrences or adverse situations and to respond to such situations whenever necessary. Please note that this section contains forward-looking statements that involve risks and uncertainties. Those statements are based on the information available as of the date of publication of this document.

(1)	A decline in the Japanese stock market may adversely affect our results of operations and financial condition.

We invest our policyholders’ premiums in a portfolio of marketable assets, including Japanese stocks, partly in order to maintain medium- to long-term relationships with our customers. We may incur losses on our equity securities portfolio if the Japanese stock market experiences declines. A significant decrease in the market value of these equity securities could have a negative impact on our financial condition and results of operations.

(2)	Fluctuations in interest rates may adversely affect our results of operations.

We are subject to interest rate risk due to our investments in fixed income instruments, loan receivable as well as derivatives. An increase in interest rates decreases the value of our fixed income portfolio and thereby adversely affects our financial condition.

However, even though the current value of our fixed income portfolios and derivatives positions would decrease with an increase in interest rates, such decrease would be expected to be more than offset by a decrease in the value of our deposit-type insurance and long-term insurance liabilities. To evaluate our profitability as a whole, it is advisable to consider not only the gains and losses from investments but also the aggregate market value of our liabilities.

(3)	Defaults in our fixed income and loan portfolios may adversely affect our results of operations and financial condition.

Issuers of fixed income instruments and loan borrowers may default on principal and interest payments with respect to fixed income instruments and loans we hold. A continuation of, or an increase in, defaults may require us to record losses on our fixed income and loan portfolios and may adversely affect our results of operations and financial condition.

(4)	Our foreign assets and liabilities are exposed to foreign currency fluctuations.

We are holding assets and liabilities denominated in foreign currencies such as the U.S. dollar, the euro and the pound sterling. A decrease in the fair value of assets or an increase in the fair value of liabilities as a result of foreign currency fluctuations could adversely affect our financial position. Fluctuations in foreign exchange rates also create foreign currency translation gains or losses.

(5)	Japan is prone to natural disasters that can result in substantial claims under insurance policies.

Japan is subject to earthquakes, typhoons, windstorms, volcanic eruptions and other types of natural disasters. In order to mitigate the effect of disasters, we set our premium rates at levels which we believe are adequate to accommodate the effect of disasters and cede certain of the relevant risks to reinsurers under reinsurance policies. However, the occurrence of a natural disaster the severity of which we did not predict could significantly affect our financial condition and results of operations.

In addition, although we have implemented a BCP (Business Continuity Plan) in case of natural disasters in order to prevent operational interruption, the occurrence of huge natural disaster may still impede our smooth operation and may adversely affect our financial condition and results of operations.

(6)	We may be required to augment our reserves in case of unforeseen losses.

Disasters such as typhoons and earthquakes that affect broad areas could result in an unexpected increase of claims for loss under insurance policies and increase our demand for liquidity. As a result, we may be forced to raise capital at a higher interest rate or sell assets at a lower price than we otherwise would, which could adversely affect our financial condition.

(7)	If the actual experience on our products differs from management’s estimates, our business, results of operations and financial condition could be materially adversely affected.

The determination of liabilities and premiums for our property and casualty insurance, life insurance and annuity businesses is based on models which involve numerous assumptions and subjective judgments. There can be no assurance that ultimate actual experience on these products will not differ from management’s estimates. In particular, experience on automobile insurance which could require large insurance payments, fire insurance that covers losses arising from natural disasters, third-sector insurance with lifetime-long contractual periods and variable annuities that are affected by fluctuations of stock prices are inherently difficult to estimate. If the actual experience differs from management’s estimates, our business, results of operations and financial condition could be materially adversely affected.

(8)	We are subject to risks associated with reinsurance.

An insurance company, referred to as a reinsured, may attempt to reduce its possible maximum loss on risks by giving, or ceding, a portion of its liability to another insurance company, referred to as a reinsurer. Like many other property and casualty insurance companies and life insurance companies, we use reinsurance to provide greater capacity to write larger policies and to control our exposure to extraordinary losses or catastrophes. Reinsurance is subject to prevailing market conditions, both in terms of price, which could affect our profitability, and in terms of availability, which could affect our ability to offer insurance. In addition, we are subject to credit risk with respect to our ability to recover amounts due from our reinsurers, as the ceding of reinsurance does not relieve us of our liability as the direct insurer to policy holders.

(9)	We may not succeed in executing our growth strategies outside of Japan.

Our strategy includes expanding our businesses in markets outside of Japan. Each of the following additional factors, among others, could affect our future international operations:

•	The impact of economic slowdown or currency crises in economies outside Japan;

•	Unexpected changes in or delays resulting from regulatory requirements;

•	Exchange controls;

•	Restrictions on foreign investment or the repatriation of profits or invested capital;

•	Changes in the tax system or rate of taxation;

•	Social, political and economic risks;

•	Natural disasters; and

•	Unexpected spread of contagious diseases.

(10)	We may not succeed in executing our growth strategies in other businesses.

We intend to develop other businesses, such as asset management, health care and senior citizen related businesses. In addition, we may be required to make significant investments, and devote substantial management and other resources, in order to expand these businesses. If we are unable to compete successfully in these businesses, our results of operations and financial condition may be adversely affected.

(11)	Diversification of sales channels, price competition, deregulation and the entry of new competitors intensify competition in the Japanese insurance industry and may adversely affect our profitability.

As a result of an increase in mail-order and internet selling of insurance products to individual consumers, such as automobile insurance which is our primary insurance product line, and increased price competition in connection with sales of insurance products to individual consumers and businesses, Millea Group is now facing intensified competition in the property and casualty insurance business. Together with further deregulation of the insurance industry and an increase in the entry of new competitors in the insurance industry, our profitability could be adversely affected.

(12)	Changes in existing, or new, Japanese regulations may materially impact our business, results of operations and financial condition.

Our business is subject to detailed, comprehensive regulation and supervision in Japan, including the Insurance Business Law of Japan. Changes in existing, or new, laws and regulations are unpredictable and beyond our control and may materially impact our business, results of operations and financial condition, through adverse development, including a decrease of operating income or higher requirements for insurance reserves.

(13)	Our financial results may materially adversely affected by unpredictable events.

Our business, result of operations and financial condition may be materially adversely affected by unpredictable events and their continuous effects. Unpredictable events include single or multiple man-made or natural events that, among other things, cause unexpectedly deterioration of economic conditions of certain countries or regions, such as the terrorist attacks on the United States on September 11, 2001, or the outbreak of Severe Acute Respiratory Syndrome, or SARS, or of the bird flu, in Asia in recent years.

(14)	Business interruptions, human factors or external events may adversely affect our financial results.

Operational risk is inherent in our business and can manifest itself in various ways, including business interruptions, regulatory breaches and the receipt of administrative reports and orders relating to regulatory breaches, human errors, employee misconduct and external fraud. These events can potentially result in financial loss or harm to our reputation and otherwise hinder our operational effectiveness.

Tokio Marine & Nichido and Nisshin Fire property and casualty insurance companies of Millea Group, received the following report orders and requests from the Financial Services Agency.

July 2006: “Fact-finding on the Administration of Claims Payment and Investigation of Unpaid Cases Concerning the Third Sector Products”

November 2006: “Time Limit for Completing an Investigation and Other Matters of the Omission of Payment of Incidental Insurance”

December 2006: “Inspection of the Accuracy of the Fire Insurance Solicitation System and Other Matters (Request)”

Likewise, Tokio Marine & Nichido Life Insurance Co., Ltd and Tokio Marine & Nichido Financial Life Insurance Co., Ltd., life insurance companies of Millea Group, received the following report order from the Financial Services Agency.

February 2007: “Comprehension of Matters Concerning Claims Payment by Life Insurance companies”

Additionally, Tokio Marine & Nichido and Nisshin Fire received the following administrative order from the Financial Services Agency.

March 2007: A suspension order regarding certain operations and a business improvement order pursuant to Article 132, paragraph 1 of the Insurance Business Law.

(15)	Unauthorized disclosure of personal information held by us may adversely affect our business.

We keep and manage personal information obtained from customers in relation to our insurance business. Although we exercise care in protecting the confidentiality of personal information and take steps to ensure security of such information, if any material unauthorized disclosure of personal information does occur, our credibility and brand image may suffer. In addition, we may have to provide compensation for economic loss arising out of a failure to protect such information, thereby materially adversely affecting our results of operations and financial condition.

(16)	System failures may adversely affect our reputation, operations and financial condition.

System failure risk is inherent in our operations, which rely heavily on computer and other information systems. System failures due to unexpected events, the wrongful use of these systems due to deficient or defective security measures or failures due to deficient or defective development or operation of information systems could result in adverse effects on our operations, increased direct or indirect costs due to recovery operations as well as impaired reputation and credibility due to press coverage of such failures. We seek to manage and minimize our system failure risk and have implemented a contingency plan that would allow us to continue our operations in the event of a system failure. However, if such risk management or contingency plan is deficient or ineffective, our operations and financial condition could be materially adversely affected.

Summary of Consolidated Business Results for the FIscal Year Ended March 31, 2007

	(Yen in millions)

Item	Year ended March 31, 2007	Year ended March 31, 2006	Increase and Decrease by Comparison	Rate of change
Ordinary income and expenses:
Underwriting income	3,823,859	3,041,271	782,588	25.7%
Net premiums written	2,148,683	1,978,664	170,019	8.6
Investment income on deposit	213,124	225,090	(11,966)	(5.3)
Life insurance premiums	1,387,912	766,813	621,098	81.0
Underwriting expenses	3,562,253	2,859,455	702,798	24.6
Net claims paid	1,226,236	1,117,437	108,799	9.7
Loss adjustment expenses	78,204	71,884	6,319	8.8
Agency commissions and brokerage	436,893	369,361	67,532	18.3
Maturity refunds to policyholders	293,430	330,528	(37,098)	(11.2)
Life insurance claims	54,721	40,119	14,602	36.4

Investment income	339,532	326,446	13,085	4.0
Interest and dividend income	220,075	179,604	40,470	22.5
Profit on sales of securities	77,420	71,738	5,681	7.9
Investment expenses	17,135	15,229	1,906	12.5
Loss on sales of securities	5,615	8,634	(3,019)	(35.0)
Loss on revaluation of securities	7,855	3,815	4,040	105.9

Underwriting and general administrative expenses	446,851	378,502	68,349	18.1

Other ordinary income and expenses	30,891	22,031	8,859	40.2
Equity in earnings (loss) of affiliated companies	124	688	(563)	(81.9)

Ordinary profit	168,042	136,563	31,478	23.1

Extraordinary gains and losses:
Extraordinary gains	3,009	41,329	(38,320)	(92.7)
Extraordinary losses	29,172	37,881	(8,709)	(23.0)
Extraordinary gains and losses	(26162)	3,448	(29,610)	(858.7)

Income or loss before income taxes	141,879	140,012	1,867	1.3
Income taxes - current	75,532	72,424	3,107	4.3
Income taxes - deferred	(27,180)	(22,929)	(4,250)	—
Minority interest	513	555	(42)	(7.7)
Net income	93,014	89,960	3,053	3.4

Premiums and claims paid by line

(1) Net premiums written

	(Yen in millions)

Types	Year ended March 31, 2007	Composition ratio	Rate of change	Year ended March 31, 2006	Composition ratio	Rate of change
		%	%		%	%
Fire and allied lines	335,338	15.6	15.8	289,645	14.6	10.1
Hull and cargo	91,229	4.2	13.7	80,253	4.1	9.7
Personal accident	161,494	7.5	6.4	151,734	7.7	0.5
Voluntary automobile	966,937	45.0	9.0	887,051	44.8	3.0
Compulsory automobile liability	322,508	15.0	1.9	316,500	16.0	(3.8)
Others	271,176	12.6	7.0	253,478	12.8	2.3

Total	2,148,683	100.0	8.6	1,978,664	100.0	2.8

(2) Net claims paid

	(Yen in millions)

Types	Year ended March 31, 2007	Composition ratio	Rate of change	Year ended March 31, 2006	Composition ratio	Rate of change
		%	%		%	%
Fire and allied lines	149,501	12.2	20.8	123,788	11.1	(34.3)
Hull and cargo	45,276	3.7	11.7	40,519	3.6	10.3
Personal accident	72,694	5.9	12.0	64,881	5.8	6.1
Voluntary automobile	583,712	47.6	9.0	535,300	47.9	1.7
Compulsory automobile liability	234,445	19.1	5.3	222,601	19.9	15.9
Others	140,606	11.5	7.9	130,345	11.7	(6.5)

Total	1,226,236	100.0	9.7	1,117,437	100.0	(2.3)

(3) Direct premiums written including deposit premiums from policyholders

	(Yen in millions)

Types	Year ended March 31, 2007	Composition ratio	Rate of change	Year ended March 31, 2006	Composition ratio	Rate of change
		%	%		%	%
Fire and allied lines	392,587	16.5	7.2	366,172	16.5	4.9
Hull and cargo	97,668	4.1	14.3	85,449	3.9	8.8
Personal accident	327,030	13.7	(0.2)	327,762	14.8	0.5
Voluntary automobile	975,008	40.9	9.3	892,401	40.3	2.7
Compulsory automobile liability	303,315	12.7	3.8	292,183	13.2	(3.6)
Others	286,584	12.0	13.8	251,779	11.4	(0.3)

Total	2,382,194	100.0	7.5	2,215,748	100.0	1.7
Investment income on deposit premiums from policyholders	213,124	8.9	(5.3)	225,090	10.2	(0.8)

Note 1.	Numbers are after elimination of inter-segment transactions.

The numbers before elimination of inter-segment transactions are as follows. For the previous period; net premiums written 1,978,695 million yen, net claims paid 1,117,437 million yen, direct premiums written 2,215,779 million yen. For the current period; net premiums written 2,148,753 million yen, net claims paid 1,226,244 million yen, direct premiums written 2,382,264 million yen. (Total of types, respectively)

Note 2.	“Direct premiums written including deposit premiums from policyholders” are direct premiums after deduction of cancellation return and other return. (including deposit premiums from policyholders)

The Millea Group

Millea Holdings, Inc. was formed in April 2002 as an insurance holding company.

The Millea Group’s businesses include its property and casualty business and its life insurance business.

Principal subsidiaries of Millea Holdings are as follows.

Millea Holdings, Inc. (Insurance holding company)

Property and casualty insurance business

Property and casualty insurance business

*Tokio Marine & Nichido Fire Insurance Co., Ltd.

*Nisshin Fire & Marine Insurance Co., Ltd.

*Trans Pacific Insurance Company

*Tokio Marine Global Ltd.

*Tokio Marine Europe Insurance Limited

*Tokio Marine Global Re Limited

*TM Asia Insurance Singapore Ltd.

*The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited

*The Tokio Marine and Fire Insurance Company (Hong Kong) Limited

*P. T. Asuransi Tokio Marine Indonesia

*Asia Insurance (Malaysia) Berhad

*Real Seguros S.A.

*Tokio Marine Brasil Seguradora S.A.

*Tokio Millennium Re Ltd.

#First Insurance Company of Hawaii, Ltd.

#Tianan Insurance Company Limited

#Tokio Marine Newa Insurance Co., Ltd.

Investment related business

*Vetra Finance Corporation

Other business

*Tokio Marine Asia Pte. Ltd.

*Asia General Holdings Limited

Life insurance business

*Tokio Marine & Nichido Life Insurance Co., Ltd.

*Tokio Marine & Nichido Financial Life Insurance Co., Ltd.

*TM Asia Life Singapore Ltd.

*TM Asia Life Malaysia Bhd.

#Real Vida e Previdência S.A.

Other businesses

Securities investment advisory business and investment trusts business

*Tokio Marine Asset Management Company Limited

Derivatives business

*Tokio Marine Financial Solutions Ltd.

Staffing business

*Tokio Marine & Nichido Career Service Co., Ltd.

Real estate management business

*Tokio Marine & Nichido Facilities, Inc.

*	Consolidated subsidiaries
#	Investment accounted for by the equity method

Management Policies

1. Management policies

In November 2003, Millea Holdings formulated the “Millea Group Corporate Philosophy” to be upheld by all officers and employees of the Group.

“Millea Group Corporate Philosophy”

The Millea Group is committed to the continuous enhancement of corporate value, with customer trust at the base of all of its activities.

-	By providing customers with the highest quality products and services, we will spread safety and security to all around us.

-	For fulfilling our responsibility to shareholders, we will pursue global development of sound, growing and profitable businesses.

-	For promoting the creativity of each and every employee, we will foster a corporate culture which encourages free and open communications.

-	While demonstrating responsible management as a good corporate citizen, we will make a positive contribution to society.

2. Management objectives

In its medium- to long-term corporate vision, the Millea Group aims to become one of the world’s top-tier insurance groups by expanding what it calls its insurance “business stages”. As part of its medium-term corporate strategy, for fiscal 2008, the Millea Group aims to generate approximately 190 billion yen in adjusted earnings and to achieve an adjusted Return on Equity (“ROE”) ratio of approximately 5%.

(Note) The above targeted ROE and earnings are based on “adjusted earnings”, which are calculated as follows:

•	Adjusted ROE = Adjusted earnings / Adjusted capital (based on the average amount at beginning and end of fiscal year)

•	Adjusted Earnings = Total of adjusted earnings for each business segment described below

(a)	Domestic property and casualty insurance business

Adjusted earnings = Net income + Provision for extraordinary reserves + Provision for reserves for price fluctuation – Gains (losses) from assets under asset liability management – Gains (losses) from stocks and properties – Other extraordinary items

(b)	Life insurance business

Adjusted earnings = Increase in embedded value (sum of value of in-force business and stockholders’ equity of our life insurance subsidiaries)

(c)	Overseas property and casualty insurance business

Net income as shown in financial statements – Corporate expense for overseas operation

(d)	Other businesses

Net income as shown in financial statements

•	Adjusted Capital = Total of adjusted capital of each business segment described below

(a)	Domestic property and casualty insurance business

Adjusted capital = Capital + Extraordinary reserves (net of tax) + Reserves for price fluctuation (net of tax)

(b)	Domestic life insurance business

Adjusted capital = Embedded value

(c)	Overseas insurance business and other businesses

Capital as shown in financial statements

Our target Group ROE in FY2008 was announced in a press release dated November 30, 2005 as part of the medium- to long-term corporate strategy of Millea Holdings.

3. Medium- to long-term business strategies

The Millea Group continues to emphasize the importance of its corporate social responsibilities (hereinafter referred to as “CSR”) as the base of its Group management and will seek to continuously improve the Millea Group’s corporate value by enhancing the value delivered to its various stakeholders, including its customers, through its global CSR activities and to achieve mutual sustainable growth together with society as a whole.

The Millea Group intends to assemble its strengths and increase its corporate value through a program called “Strategic Expansion of Business Stages” focusing on the areas of “Products & Services”, “Sales Channels” and “Global Business Span”. The Millea Group will also fundamentally reorganize its business processes to improve its Group-wide operational base.

(1)	Strategic expansion of the Millea Group’s business in the areas of “Products & Services”, “Sales Channels” and “Global Business Span”

-	Strategic business expansion of products and services

By taking advantage of its holding company structure, the Millea Group aims to develop and provide products and services that meet the need of its customers through designing products and services that fit each customer, such as enhancing pre-accident prevention and post-accident care services and strengthening peripheral services.

-	Strategic business expansion of the sales channel

In light of the anticipated changes in the financial services market, including the full liberalization of over-the-counter sales of insurance products at banks, and privatization of Japan Post, the Millea Group aims to establish sales channels that meet today’s customer needs, using precise market analysis and solid judgment.

-	Strategic expansion of regional businesses (across a global business)

The Millea Group aims to boldly expand its local insurance business by managing its internal growth, in order to meet the particular needs of each region, through careful product design, marketing strategy and strategic options, like M&A, equity participations and business alliances.

(2)	Utilization of Group’s collective strength

The Group, by effectively utilizing the allocation function of management resources achieved through the holding company structure, seeks to build an optimal business portfolio with high profitability, growth potential and capital efficiency. Through a Group-wide enhancement of marketing functions, the Group aims to provide products and services that best meet customer needs through various sales channels.

(3)	Improvement of capital efficiency

The Group closely monitors and manages its capital and risks through an integrated risk management system with a quantitative and structured approach. In addition, the Group intends to allocate surplus capital to strategic and new businesses with high profitability and growth potential while also aiming at realizing adequate returns to shareholders, thereby improving the Group’s capital efficiency.

(Issues facing Millea Holdings)

Tokio Marine & Nichido and Nisshin Fire, property and casualty insurance companies of the Group, received administrative orders (a suspension order regarding certain operations and a business improvement order) from the Financial Services Agency in March 2007 regarding certain improper non-payment of insurance claims for their third-sector insurance products. These third sector products include medical insurance, cancer insurance, and income indemnity insurance. Subsequently, both companies have committed themselves to preventing the recurrence of such incidents and are engaged in intensive efforts to correct any deficiencies in the administration of their entire operations. Taking the incidents with the utmost seriousness, Millea Group is reinforcing its commitment to its management philosophy to place “customer trust at the base of all of its activities,” and is determined to make all efforts to improve the quality of the entire operational processes of the Millea Group. These efforts will be made in all areas of the business, from insurance solicitation to the payment of claims. Millea Group’s focus is on regaining the trust of its customers and of society as soon as possible. Millea Holdings, as a holding company, is taking great efforts to ensure adequate functioning of the internal control system of the entire group, by strengthening risk management, improving compliance and enhancing internal audit functions.

Consolidated Financial Statements

Consolidated Balance Sheets

	(Yen in millions)
	As of March 31, 2007		As of March 31, 2006		Increase and Decrease by Comparison
Item	Amount	Composition ratio	Amount	Composition ratio
		%		%
(Assets)
Cash, deposits and savings	784,195	4.55	520,757	3.65	263,438
Call loans	106,154	0.62	75,944	0.53	30,210
Receivables under resale agreement	36,972	0.21	—	—	36,972
Guarantee deposits for bond loan transaction	158,316	0.92	118,738	0.83	39,578
Monetary receivables bought	1,320,850	7.67	744,533	5.22	576,316
Money trust	82,089	0.48	100,455	0.70	(18,365)
Securities	12,683,128	73.62	10,983,982	77.03	1,699,145
Loans	661,522	3.84	523,379	3.67	138,143
Property and equipment	—	—	312,950	2.19	(312,950)
Tangible fixed assets	359,832	2.09	—	—	359,832
Intangible fixed assets	28,914	0.17	—	—	28,914
Other assets	862,334	5.01	766,273	5.37	96,061
Deferred tax assets	44,993	0.26	32,433	0.23	12,559
Consolidated adjustment account	—	—	24,532	0.17	(24,532)
Customers’ liabilities under acceptances and guarantees	112,744	0.65	73,775	0.52	38,968
Reserve for bad debts	(15,096)	(0.09)	(17,736)	(0.12)	2,639

Total assets	17,226,952	100.00	14,260,020	100.00	2,966,932

(Liabilities)
Underwriting funds	10,558,887	61.29	8,472,567	59.41	2,086,319
Outstanding claims	982,828		873,834		108,993
Underwriting reserves	9,576,059		7,598,733		1,977,325
Straight bonds	283,988	1.65	247,478	1.74	36,509
Other liabilities	1,612,622	9.36	1,158,783	8.13	453,838
Reserve for retirement benefits	157,005	0.91	152,982	1.07	4,023
Reserve for employees’ bonuses	20,988	0.12	18,469	0.13	2,518
Reserve under the special law	113,227	0.66	99,147	0.70	14,080
Provision for reserve for price fluctuation	113,227		99,147		14,080
Deferred tax liabilities	791,367	4.59	691,166	4.85	100,200
Consolidated adjustment account	—	—	135,314	0.95	(135,314)
Negative goodwill	165,413	0.96	—	—	165,413
Acceptances and guarantees	112,744	0.65	73,775	0.52	38,968

Total liabilities	13,816,245	80.20	11,049,686	77.49	2,766,558

(Minority interest)
Minority interest	—	—	484	0.00	—

(Section of Stockholder’s Equity)
Common stock	—	—	150,000	1.05	—
Additional paid-in capital	—	—	56,409	0.40	—
Retained earnings	—	—	990,712	6.95	—
Unrealized gains on investments, net of taxes	—	—	2,030,347	14.24	—
Foreign currency translation adjustments	—	—	(6,080)	(0.04)	—
Treasury stock	—	—	(11,539)	(0.08)	—
Total stockholders’ equity	—	—	3,209,849	22.51	—

Total liabilities, minority interest and stockholders’ equity	—	—	14,260,020	100.00	—

(Net assets)
Stockholders’ equity
Common stock	150,000	0.87	—	—	—
Capital surplus	1,024,216	5.95	—	—	—
Treasury stock	(5,038)	(0.03)	—	—	—
Total stockholders’ equity	1,169,178	6.79	—	—	—
Valuation and translation adjustments		—	—	—	—
Unrealized gains on securities, net of taxes	2,217,476	12.87	—	—	—
Deferred hedge gains and losses	7,728	0.04	—	—	—
Foreign currency translation adjustments	4,031	0.02	—	—	—
Total valuation and translation adjustments	2,229,236	12.94	—	—	—
Stock acquisition rights	336	0.00	—	—	—
Minority interest	11,956	0.07	—	—	—
Total net assets	3,410,707	19.80	—	—	—

Total liabilities and net assets	17,226,952	100.00	—	—	—

Consolidated Statements of Income

	(Yen in millions)
	Year ended March 31, 2007		Year ended March 31, 2006		Increase and Decrease by Comparison
Item	Amount	Ratio	Amount	Ratio
		%		%
Ordinary income and expenses
Ordinary income	4,218,557	100.00	3,399,984	100.00	818,572
Underwriting income	3,823,859	90.64	3,041,271	89.45	782,588
Net premiums written	2,148,683		1,978,664		170,019
Deposit premiums from policyholders	213,124		225,090		(11,966)
Investment income on deposit premiums from policyholders	72,042		67,781		4,261
Life insurance premiums	1,387,912		766,813		621,098
Other underwriting profits	2,095		2,920		(824)
Investment income	339,532	8.05	326,446	9.60	13,085
Interest and dividend income	220,075		179,604		40,470
Profit on investment in money trusts	1,459		10,221		(8,762)
Profit on trading securities	4,329		1,694		2,634
Profit on sales of securities	77,420		71,738		5,681
Profit on redemption of securities	5,121		3,655		1,466
Profit on derivative transactions	15,094		11,451		3,643
Profit on special accounts	74,296		89,634		(15,337)
Other investment income	13,777		26,228		(12,451)
Transfer of investment income on deposit premiums	(72,042)		(67,781)		(4,261)
Other ordinary income	55,165	1.31	32,266	0.95	22,899
Amortization of goodwill	—		3,389		(3,389)
Amortization of negative goodwill	9,072		—		9,072
Equity in earnings of affiliated companies	124		688		(563)
Other ordinary income	45,968		28,188		17,779

Ordinary expenses	4,050,515	96.02	3,263,421	95.98	787,094
Underwriting expenses	3,562,253	84.44	2,859,455	84.10	702,798
Net claims paid	1,226,236		1,117,437		108,799
Loss adjustment expenses	78,204		71,884		6,319
Agency commissions and brokerage	436,893		369,361		67,532
Maturity refunds to policyholders	293,430		330,528		(37,098)
Dividends to policyholders	20		22		(2)
Life insurance claims	54,721		40,119		14,602
Provision for outstanding claims	51,017		59,146		(8,128)
Provision for underwriting reserves	1,420,077		869,489		550,588
Other underwriting expenses	1,650		1,465		184
Investment expenses	17,135	0.41	15,229	0.45	1,906
Loss on investment in money trusts	503		1,353		(849)
Loss on sales of securities	5,615		8,634		(3,019)
Loss on revaluation of securities	7,855		3,815		4,040
Loss on redemption of securities	1,849		655		1,194
Other investment expenses	1,311		770		541
Underwriting and general administrative expenses	446,851	10.59	378,502	11.13	68,349
Other ordinary expenses	24,274	0.58	10,234	0.30	14,039
Interest paid	9,088		3,283		5,805
Provision of reserve for bad debts	—		1,055		(1,055)
Loss on bad debts	38		48		(9)
Amortization of deferred assets under Article 113 of Insurance Business Law	—		587		(587)
Other ordinary expenses	15,146		5,260		9,886

Ordinary profit	168,042	3.98	136,563	4.02	31,478

Extraordinary gains and losses
Extraordinary gains	3,009	0.07	41,329	1.22	(38,320)
Profit on sales of properties	—		3,588		(3,588)
Profit on sales of fixed assets	1,921		—		1,921
Gains on the transfer of the benefit obligation relating to the employees’ pension fund	—		37,270		(37,270)
Gain on changes in equity of affiliated companies	98		471		(372)
Other extraordinary gains	989		—		989
Extraordinary losses	29,172	0.69	37,881	1.11	(8,709)
Loss on sales of properties	—		2,010		(2,010)
Loss on sales of fixed assets	3,528		—		3,528
Loss on impairment of fixed assets	4,602		12,126		(7,524)
Provision for reserve under the special law	10,609		16,316		(5,707)
Provision for reserve for price fluctuation	10,609		16,316		(5,707)
Other extraordinary losses	10,431		7,427		3,003

Income or loss before income taxes	141,879	3.36	140,012	4.12	1,867
Income taxes - current	75,532	1.79	72,424	2.13	3,107
Income taxes - deferred	(27,180)	(0.64)	(22,929)	(0.67)	(4,250)
Minority interest	513	0.01	555	0.02	(42)
Net income	93,014	2.20	89,960	2.65	3,053

Consolidated Statements of Additional paid-in capital and Retained earnings

(Yen in millions)

Item	Year ended March 31, 2006
(Additional paid-in capital)
Additional paid-in capital at beginning of	126,527
Increase in unappropriated retained earnings	0
Profit on sales of treasury stocks	0
Decrease in additional paid-in capital	70,118
Amount written off for treasury stock	70,118
Additional paid-in capital at end of	56,409

(Retained earnings)
Unappropriated retained earnings at beginning of	920,112
Increase in unappropriated retained earnings	90,024
Net income	89,960
Increase in connection with newly consolidated subsidiaries	63
Decrease in unappropriated retained earnings	19,424
Dividends	18,918
Other decreases	505
Unappropriated retained earnings at end of	990,712

(Note)	“Other decreases” include depreciation of assets in accordance with accounting standards of foreign countries where consolidated subsidiaries or equity method affiliates are located.

Consolidated Statement of Changes in Stockholder’s Equity

For the fiscal year ended March 31, 2007

(April 1, 2006 to March 31, 2007)

	(Yen in millions)
	Stockholders’ equity
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders’ equity
Ending balance as of March 31, 2006	150,000	56,409	990,712	(11,539)	1,185,582
Changes during the fiscal year ended March 31, 2007
Distribution of surplus (Note 1)			(25,207)		(25,207)
Distribution of surplus			(12,532)		(12,532)
Net income			93,014		93,014
Decrease in connection with newly consolidated subsidiaries			(713)		(713)
Other increase (Note 2)			292		292
Repurchase of the Company’s own shares				(153,574)	(153,574)
Cancellation of the Company’s own shares		(59,278)	(21,350)	80,629	—
Disposition of the Company’s own shares		(124)		251	126
Stock-for-stock exchange (Note 3)		2,994		79,196	82,190
Net changes in items other than stockholders’ equity

Total changes during the fiscal year ended March 31, 2007	—	(56,409)	33,503	6,501	(16,404)

Ending balance as of March 31, 2007	150,000	—	1,024,216	(5,038)	1,169,178

	Valuation and translation adjustments			Stock acquisition rights	Minority interest	Total net assets
	Unrealized gains on securities, net of tax	Deferred hedge gains and losses	Foreign currency translation adjustments
Ending balance as of March 31, 2006	2,030,347	—	(6,080)	—	484	3,210,333
Changes during the fiscal year ended March 31, 2007
Distribution of surplus (Note 1)						(25,207)
Distribution of surplus						(12,532)
Net income						93,014
Decrease in connection with newly consolidated subsidiaries						(713)
Other increase (Note 2)						292
Repurchase of the Company’s own shares						(153,574)
Cancellation of the Company’s own shares						—
Disposition of the Company’s own shares						126
Stock-for-stock exchange (Note 3)						82,190
Net changes in items other than stockholders’ equity	187,129	7,728	10,111	336	11,472	216,777

Total changes during the fiscal year ended March 31, 2007	187,129	7,728	10,111	336	11,472	200,373

Ending balance as of March 31, 2007	2,217,476	7,728	4,031	336	11,956	3,410,707

Notes:

1.	Appropriation of profit approved at the ordinary general meeting of shareholders held in June 2006.
2.	“Other increase” includes valuation adjustments of assets in accordance with accounting standards of foreign countries where consolidated subsidiaries or equity method affiliates are located.
3.	The transaction was conducted in connection with the stock-for-stock exchange which made Nissin Fire a wholly-owned subsidiary of the Company.

Consolidated Statements of Cash Flows

	(Yen in millions)

Item	Year ended March 31, 2007	Year ended March 31, 2006	Increase and Decrease by Comparison
I. Cash flows from operating activities
Income or loss before income taxes	141,879	140,012	1,867
Depreciation	18,334	18,230	104
Loss on impairment of fixed assets	4,602	12,126	(7,524)
Amortization of goodwill	—	(3,389)	3,389
Amortization of goodwill	6,615	—	6,615
Amortization of negative goodwill	(9,072)	—	(9,072)
Increase (decrease) in outstanding claims	51,502	59,300	(7,797)
Increase (decrease) in underwriting reserves	1,412,480	866,147	546,333
Increase (decrease) in reserve for bad debts	(4,165)	(1,651)	(2,513)
Increase (decrease) in reserve for retirement benefits	2,542	4,713	(2,170)
Increase (decrease) in reserve for employees’ bonuses	1,639	(505)	2,144
Increase (decrease) in reserve for price fluctuation	10,609	16,316	(5,707)
Interest and dividend income	(220,075)	(179,604)	(40,470)
Net loss (profit) on securities	(71,355)	(64,480)	(6,875)
Interest expenses	9,088	3,283	5,805
Loss (profit) on foreign exchange	(576)	(17,508)	16,931
Loss (profit) related to properties	—	(1,020)	1,020
Loss (profit) related to tangible fixed assets	1,607	—	1,607
Gains on the transfer of the benefit obligation relating to the employees’ pension fund	—	(37,270)	37,270
Investment loss (income) under the equity method (Δ)	(124)	(688)	563
Investment loss (income) on special accounts (Δ)	(74,296)	(89,634)	15,337
Decrease (increase) in other assets (other than investing and financing activities)	(45,661)	89,295	(134,956)
Decrease (increase) in other liabilities (other than investing and financing activities)	38,814	(20,480)	59,295
Others	3,496	(8,226)	11,723
Sub-total	1,277,886	784,964	492,921
Interest and dividend received	198,792	170,906	27,886
Interest paid	(8,575)	(3,085)	(5,490)
Income taxes paid	(106,995)	(56,503)	(50,491)
Others	6,609	3,301	3,308
Cash flows from operating activities	1,367,717	899,584	468,133

II. Cash flows from investing activities
Net increase in deposit and savings	(30,580)	(10,923)	(19,656)
Purchases of monetary receivables bought	(345,956)	(281,013)	(64,942)
Proceeds from sales and redemption of monetary receivables bought	354,514	115,276	239,238
Increase in money trust	(11,736)	(68,557)	56,820
Decrease in money trust	31,057	51,952	(20,894)
Purchases of securities	(5,380,873)	(2,980,969)	(2,399,904)
Proceeds from sales and redemption of securities	4,288,647	2,042,821	2,245,826
Loans made	(331,449)	(248,910)	(82,538)
Proceeds from collection of loans receivable	274,036	236,038	37,997
Increase in cash received under securities lending transactions	193,703	119,958	73,744
Others	(822)	(197)	(624)
II (a) Sub-total	(959,459)	(1,024,524)	65,065
(I + II (a))	408,258	(124,940)	533,198
Purchases of property and equipment	—	(10,643)	10,643
Purchases of tangible fixed assets	(12,947)	—	(12,947)
Proceeds from sales of property and equipment	—	10,539	(10,539)
Proceeds from sales of tangible fixed assets	8,020	—	8,020
Payments related to acquisition of subsidiaries	(3,251)	(46,075)	42,824
Cash flows from investing activities	(967,637)	(1,070,703)	103,065

III. Cash flows from financing activities
Proceeds from borrowing	4,000	33,500	(29,500)
Payments of borrowing	(2,019)	(4,558)	2,539
Proceeds from issuance of commercial paper	193,504	—	193,504
Redemption of commercial paper	(84,582)	—	(84,582)
Proceeds from issuance of bond	91,457	93,123	(1,665)
Redemption of bond	(58,681)	(73,528)	14,847
Repurchases of the Company’s own shares	(153,448)	(70,898)	(82,549)
Dividends paid	(37,672)	(18,917)	(18,754)
Dividends paid to minority shareholders	(84)	(57)	(26)
Payments from subsidiary’s depreciation by purchase of treasury stock	—	(1,505)	1,505
Others	(3,492)	(2,187)	(1,304)
Cash flows from financing activities	(51,018)	(45,030)	(5,987)

IV. Effect of exchange rate changes on cash and cash equivalents	(14,440)	(7,522)	(6,918)

V. Net increase (decrease) in cash and cash equivalents	334,621	(223,672)	558,293

VI. Cash and cash equivalents at beginning of	1,277,127	1,476,879	(199,751)

VII. Net increase in cash and cash equivalents due to newly consolidated subsidiaries	58,257	23,920	34,336

IX. Cash and cash equivalents at end of	1,670,006	1,277,127	392,878

Basis of consolidated financial statements

1. Scope of consolidation

(1)	Number of consolidated subsidiaries: 25 companies

Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”)

Nisshin Fire & Marine Insurance Co., Ltd. (“Nisshin Fire”)

Tokio Marine & Nichido Life Insurance Co., Ltd. (“Tokio Marine & Nichido Life”)

Tokio Marine & Nichido Financial Life Insurance Co., Ltd. (“Tokio Marine & Nichido Financial Life”)

Tokio Marine Asset Management Company, Limited

Tokio Marine & Nichido Career Service Co., Ltd.

Tokio Marine & Nichido Facilities, Inc.

Trans Pacific Insurance Company

Tokio Marine Global Ltd.

Tokio Marine Europe Insurance Limited

Tokio Marine Global Re Limited

Tokio Marine Asia Pte. Ltd.

Asia General Holdings Limited

TM Asia Insurance Singapore Ltd.

TM Asia Life Singapore Ltd.

The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited

The Tokio Marine and Fire Insurance Company (Hong Kong) Limited

P. T. Asuransi Tokio Marine Indonesia

Asia Insurance (Malaysia) Berhad

TM Asia Life Malaysia Bhd.

Real Seguros S.A.

Tokio Marine Brasil Seguradora S.A.

Tokio Millennium Re Ltd.

Tokio Marine Financial Solutions Ltd.

Vetra Finance Corporation

Nisshin Fire, formerly an affiliate accounted for by the equity method, is included in the consolidation for the fiscal year ended March 31, 2007 due to it having become a wholly-owned subsidiary through a stock-for-stock exchange effective on September 30, 2006.

Tokio Marine & Nichido Facilities, Inc. and P. T. Asuransi Tokio Marine Indonesia are included in the consolidation from the fiscal year ended March 31, 2007 due to an increase in importance.

Vetra Finance Corporation is included in the consolidation for the fiscal year ended March 31, 2007 due to it having become a subsidiary by way of Millea Group’s investment in the unsecured subordinated income notes of Vetra Finance Corporation as of November 15, 2006. Asia General Holdings Limited, TM Asia Insurance Singapore Ltd., TM Asia Life Singapore Ltd., Asia Insurance (Malaysia) Berhad and TM Asia Life Malaysia Bhd. are included in the consolidation for the fiscal year ended March 31, 2007 due to these entities having become subsidiaries through an acquisition of shares as of January 5, 2007.

Millea Asia Pte. Ltd. was renamed Tokio Marine Asia Pte. Ltd. as of June 23, 2006.

(2)	Names of major non-consolidated subsidiaries

Tokio Marine & Nichido Adjusting Service Co., Ltd. and Tokio Marine Capital Co., Ltd. are non-consolidated subsidiaries of the Company. Each non-consolidated subsidiary is small in scale in terms of total assets, sales, net income or loss for the period and retained earnings. As such non-consolidated subsidiaries are not considered to materially affect any reasonable determination as to the Group’s financial condition and results of operations, these companies are excluded from the consolidation.

2. Application of the equity method

(1)	Number of affiliates accounted for by the equity method: 4 companies

First Insurance Company of Hawaii, Ltd.

Tianan Insurance Company Limited

Tokio Marine Newa Insurance Co., Ltd.

Real Vida e Previdência S.A.

Tokio Marine Newa Insurance Co., Ltd. is accounted for by the equity method for the fiscal year ended March 31, 2007 due to an increase in importance.

Sudameris Vida e Previdência S.A., previously an affiliate accounted for by the equity method, was excluded from the affiliates accounted for by the equity method since it merged with Real Vida e Previdência S.A. effective as of September 29, 2006.

(2)	The non-consolidated subsidiaries (Tokio Marine & Nichido Adjusting Service Co., Ltd., Tokio Marine Capital Co., Ltd., etc.) and other affiliates (Sino Life Insurance Co., Ltd., etc.), which are not subject to the equity method, have not been accounted for by the equity method because these companies have had a minor effect on the Company’s consolidated net income or loss for the current period and retained earnings and are not considered material as a whole.

(3)	The Company owns 29.9% of the total voting rights of Japan Earthquake Reinsurance Co., Ltd. through Tokio Marine & Nichido and Nisshin Fire. The Company does not consider Japan Earthquake Reinsurance Co., Ltd. as its affiliate since it believes that it does not have a significant material effect on any policy making decisions of Japan Earthquake Reinsurance’s operations given the highly public nature of the company.

(4)	With regard to any company accounted for by the equity method that has a different closing date from that of the consolidated financial statements, the financial statements of that company for its fiscal year are used for presentation in the consolidated financial results.

3. Closing date of consolidated subsidiaries

The closing date of the fiscal year for one of the domestic consolidated subsidiaries and 17 overseas consolidated subsidiaries is December 31. The closing date of the fiscal year for one of the overseas consolidated subsidiaries is January 31. Since the differences in the closing dates do not exceed three months, the financial statements of the consolidated subsidiaries as of December 31 and January 31, respectively, are used for presentation in the accompanying consolidated financial statements. As for any significant transactions taking place during the period between the subsidiaries’ closing dates and the consolidated closing date, necessary adjustments are made for the purpose of consolidation.

4. Accounting policies

(1)	Valuation of marketable securities

a.	Trading securities are valued by the mark-to-market method, with the costs of their sales being calculated on the moving-average method.

b.	Held-to-maturity debt securities are recorded by using the amortized cost method based on the moving-average method (straight-line depreciation method).

c.	Debt securities earmarked for policy reserves are stated at amortized cost under the straight-line method in accordance with the Industry Audit Committee Report No. 21 “Temporary Treatment of Accounting and Auditing Concerning Securities Earmarked for Policy Reserve in Insurance Industry” issued by the Japanese Institute of Certified Public Accountants (the “JICPA”), November 16, 2000.

Debt securities earmarked for policy reserves are recognized in the amount of 296,560 million yen on the consolidated balance sheet. The market value thereof is 291,849 million yen.

The following is a summary of the risk management policy concerning debt securities earmarked for policy reserves. In order to adequately manage interest rate risk related to assets and liabilities, Tokio Marine & Nichido Life has established the following policy reserve subgroups: “the dollar-denominated policy reserve for insurance policies during the period of deferment regarding individual annuity insurance denominated in U.S. dollars with a policy cancellation refund based on market interest rates”, “accumulated fund of policy reserve for insurance policies during the period of deferment regarding individual annuity insurance with floating interest rates”, “accumulated fund of policy reserve for insurance policies of single payment whole-life insurance with floating interest rates denominated in U.S. dollars” and “accumulated fund of policy reserve for insurance policies of single payment individual annuity insurance”. Tokio Marine & Nichido Life’s policy is to match the duration of the policy reserve in each subgroups with debt securities of the same or similar duration that are earmarked for policy reserves.

d.	All other securities having a market value are recorded by the mark-to-market method based upon the market price on the closing date.

The total amount of unrealized gains/losses on such securities is directly added to shareholders’ equity with net income taxes and costs of sales being calculated on the moving-average method.

e.	Securities not stated at market value are either stated at cost or amortized cost under the straight-line method, cost being determined by the moving average method.

f.	Investments in non-consolidated subsidiaries and affiliates that are not subject to the equity method are stated at cost determined by the moving-average method.

g.	Securities held in individually managed money trusts that are mainly invested in securities for trading are accounted for by the mark-to-market method.

(2)	Valuation of derivative financial instruments

Derivative financial instruments are accounted for by the mark-to-market method.

(3)	Depreciation method of tangible fixed assets

Depreciation of tangible fixed assets owned by the Company and its domestic consolidated subsidiaries is computed using the declining balance method. However, depreciation of buildings (excluding auxiliary facilities attached to such buildings, etc.) that were acquired on or after April 1, 1998 is computed using the straight-line method.

(4)	Accounting policies for significant reserves and allowances

a.	Reserve for bad debts

In order to provide reserves for losses from bad debts, a general allowance is made pursuant to the rules of asset self-assessment and the rules of asset write-off. Allowances are made by domestic consolidated insurance subsidiaries as follows:

For claims to any debtor who has legally, or in practice, become insolvent (due to bankruptcy, special liquidation or suspension of transactions with banks based on the rules governing clearing houses, etc.) and for receivables from any debtor who has substantially become insolvent, reserves are provided based on the amount of any such claim minus the amount expected to be collectible calculated based on the disposal of collateral or execution of guarantees.

For claims to any debtor who is likely to become insolvent in the near future, reserves are provided based on the overall solvency assessment of the relevant debtor, the net amount of such claims considered to be collectible through the disposal of collateral or execution of guarantee is deducted from such claims.

For claims other than those described above, the amount of claims is multiplied by the default rate, which is computed based on historical loan loss experience in certain previous periods, and is included in the accompanying consolidated financial statements.

For specified overseas claims, any estimated losses arising from political or economic situations in the relevant countries are accounted for as reserves for specified overseas claims in the accompanying consolidated financial statements.

In addition, all claims are assessed by the asset accounting department and the asset management department in accordance with the rules for self-assessment of asset quality. Subsequently, the asset auditing departments, which are independent from other asset-related departments, conduct audits of the assessment results of the other asset-related departments. Reserves for bad debts are accounted for based on such assessment results as stated above.

b.	Reserve for retirement benefits

To provide for employees’ retirement benefits, the Company and its domestic consolidated subsidiaries have recorded the amount expected to be incurred at the end of the fiscal year ended March 31, 2007 based on the projected retirement benefit obligations and related pension assets at the end of the fiscal year ended March 31, 2007.

Prior service costs are charged to expenses in each subsequent consolidated fiscal year by using the straight-line method with costs based on a certain term (15 years) that is based on the average remaining service years of the employees when costs were incurred.

Actuarial differences are charged to expenses in the subsequent consolidated fiscal year by using the straight-line method based upon a certain term (5 - 15 years) that is based in the average remaining service years of the employees when amounts were incurred.

Some of the domestic consolidated subsidiaries accrue reserve for retirement benefits in the aggregated amount of 369 million yen to provide for the payment of retirement benefits to directors and corporate auditors.

c.	Reserve for employees’ bonuses

To provide for payment of bonuses to employees, the Company and its consolidated domestic subsidiaries maintain reserves for employees’ bonuses based on the expected amount to be paid.

d.	Reserve for price fluctuation

Domestic consolidated insurance subsidiaries maintain reserves under Article 115 of the Insurance Business Law in order to provide for possible losses or damages arising from price fluctuation of stock, etc.

(5)	Accounting for consumption tax, etc.

For the Company and its domestic consolidated subsidiaries, consumption tax, etc. is accounted for by the tax-excluded method. However, any business expenses and general administrative costs incurred by domestic consolidated insurance subsidiaries are accounted for by the tax-included method.

In addition, any non-qualified consumption tax, etc, for deduction in respect of assets is included in other assets (as suspense payments) and is amortized over five years using the straight-line method.

(6)	Accounting for significant lease transactions

The Company and its domestic consolidated subsidiaries account for finance lease transactions, other than those that are deemed to transfer the ownership of the leased properties to lessees under the same accounting policy, as normal lease transactions.

(7)	Accounting for significant hedging activities

a.	Interest rate

To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine & Nichido and Tokio Marine & Nichido Life conduct asset liability management to control such risks by evaluating and analyzing financial assets and insurance liabilities simultaneously.

As for interest rate swap transactions that are used to manage such risks, Tokio Marine & Nichido and Tokio Marine & Nichido Life are engaged in deferral hedge treatment of the swap transactions and evaluate hedge effectiveness based upon the Industry Audit Committee Report No.26, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, September 3, 2002 - hereinafter called “Report No. 26”). Hedge effectiveness is evaluated by verifying the interest rate characteristics that influence the calculation of a theoretical price for both the hedged instruments and the hedging tools. As for any deferred hedge gains based on the Industry Audit Committee’s Report No.16, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, March 31, 2000) and prior to the application of Report No. 26, as of the end of March 2003, Tokio Marine & Nichido had allocated such deferred hedge gains into gain or loss over the period remaining to maturity (1-17 years) using the straight-line method. As of the end of March 2002, Tokio Marine & Nichido Life had allocated such deferred hedge gains into gain or loss over the remaining period until maturity (6-10 years) using the straight-line method, in accordance with the transitional measures in the Report No. 26. The amount of deferred hedge gains under this transitional treatment as of March 31, 2007 was 62,011 million yen and the amount allocated to gains or losses for the fiscal year ended March 31, 2007 was 21,355 million yen.

Tokio Marine & Nichido applies deferred hedge accounting for interest rate swap transactions which are used to hedge any interest rate risk related to corporate bonds issued by Tokio Marine & Nichido. Hedge effectiveness is not evaluated, since hedged instruments and hedging tools are believed to be highly hedge-effective since they share the same important characteristics.

b.	Foreign exchange

With regard to some of Tokio Marine & Nichido’s currency swap and forward contract transactions, which are conducted to hedge foreign exchange risk associated with assets denominated in foreign currencies, (a) deferred hedge accounting is applied and/or (b) gains or losses on both hedged instruments and hedging tools are recognized in the same accounting period and/or (c) hedging transactions are translated at contracted rates (on condition that the related forward contracts qualify for hedge accounting). As for the treatment described in (a) and (b) above, hedge effectiveness is not evaluated, since hedged instruments and hedging tools are believed to be highly hedge-effective since they share the same important characteristics.

With regard to Nisshin Fire’s forward contract transactions, which are conducted to hedge foreign exchange risk associated with bonds denominated in foreign currencies, (a) gains or losses on hedging tools are not recognized until gains or losses on hedged instruments are recognized, and/or (b) hedging transactions are translated at contracted rates (on the condition that the related forward contracts qualify for hedge accounting). As for the treatment described in (a) above, hedge effectiveness is evaluated based on periodical comparison of the market fluctuation of both hedged instruments and hedging tools during the period beginning at the time when the hedge was put in place and ending at the time of the evaluation.

(8)	Accounting standards of overseas subsidiaries

The Company complies with accounting policies prescribed in the region or country in which the relevant consolidated subsidiaries are located.

5. Matters concerning valuation of assets and liabilities of consolidated subsidiaries

The Company has adopted the mark-to-market method.

6. Matters concerning amortization of goodwill and negative goodwill

Negative goodwill recognized as a liability on the consolidated balance sheet is amortized over 20 years using the straight-line method.

Goodwill recognized as an asset on the consolidated balance sheet is amortized in the following manner. As for the goodwill in connection with Tokio Marine & Nichido Financial Life and Real Seguros S.A., the goodwill is amortized over 5 years using the straight-line method. As for the goodwill in connection with Asia Insurance (Malaysia) Berhad and TM Asia Life Malaysia Bhd., the Company intends to amortize the goodwill over 10 years and 15 years, respectively, using the straight-line method, starting from the fiscal year ending on March 31, 2008. Other goodwill and negative goodwill in small amounts are amortized at one time.

7. Scope of funds included in the consolidated statements of cash flows

The fund (cash and cash equivalents) included in the consolidated statements of cash flows consist of cash on-hand, demand deposits and short-term investments with original maturities or redemption of 3 months or less at the date of acquisition.

Changes in the basis of consolidated financial statements

1.	The Company has adopted “Accounting Standard for Presentation of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan, hereinafter “ASBJ”, Statement No. 5, December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005) for the fiscal year ended March 31, 2007. The amount of stockholders’ equity prepared in accordance with the former accounting standard is 3,390,685 million yen.

2.	The Company has adopted “Accounting Standard for Business Combinations” (Business Accounting Council, October 31, 2003), “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, December 27, 2005) and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, revised as of December 22, 2006) for the fiscal year ended March 31, 2007. Additionally, the financial impact of this adoption on segment information is described in “Segment Information”.

At the end of the previous fiscal year, the consolidated adjustment for goodwill recorded in “Assets” and the amortization of goodwill recorded in “Liabilities” were offset. However, for the fiscal year ended March 31, 2007, in accordance with the application of the “Accounting Standard for Business Combinations” and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures”, goodwill recorded in “Assets” is included in “Underwriting and general administrative expenses” and amortization of negative goodwill recorded in “Liabilities” is included in “Other ordinary income”. As a result, ordinary income and ordinary expenses increased 6,615 million yen, respectively. Additionally, the financial impact of this adoption on segment information is described in “Segment Information”.

3.	The Company has adopted “Accounting Standard for Share-based Payment” (ASBJ Statement No. 8, December 27, 2005) and “Guidance on Accounting Standard for Share-based Payment” (ASBJ Guidance No. 11, May 31, 2006) for the fiscal year ended March 31, 2007. As a result, operating profit, ordinary profit and income before income taxes for the fiscal year ended March 31, 2007 each decreased in the amount of 336 million yen.

4.	The Company has adopted “Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations” (ASBJ Practical Issues Task Force No.20, September 8, 2006) for the fiscal year ended March 31, 2007. As a result, 24 investment associations became our subsidiaries and affiliates. However, each of these associations is small in scale in terms of its total assets, sales, net income or loss for the period, and retained earnings. As such associations are not considered to materially affect any reasonable determination as to the Group’s financial condition and results of operations, they are excluded from the consolidation and affiliates accounted for by the equity method.

Changes in presentation

Balance sheet

In accordance with the revision of the Enforcement Regulations of the Insurance Business Law, the following changes were made to the presentation of the balance sheet.

(1)	“Property and equipment” presented on the previous balance sheet is presented as “Tangible fixed assets”.

(2)	“Consolidated adjustment account” presented on the previous balance sheet is presented as “Intangible fixed assets” or “Negative goodwill”.

(3)	Leasehold, etc. included in “Other assets” presented on the previous balance sheet is presented as “Intangible fixed assets”.

Statement of income

In accordance with the revision of the Enforcement Regulations of the Insurance Business Law, the following changes were made to the presentation in the statement of income.

(1)	“Amortization of goodwill” in “Other ordinary income” presented in the previous statement of income is included in “Amortization of negative goodwill” in “Other ordinary income” and “Underwriting and general administrative expenses”.

(2)	“Profit (Loss) on sales of properties” presented in the previous statement of income is presented as “Profit (Loss) on sales of fixed assets”.

Consolidated statements of cash flows

In accordance with the revision of the Enforcement Regulations of the Insurance Business Law, the following changes were made to the presentation in the consolidated statements of cash flows.

(1)	“Amortization of goodwill” in “Other ordinary income” in the previous consolidated statements of cash flows is presented as “Amortization of goodwill” and “Amortization of negative goodwill”.

(2)	“Loss (profit) related to properties” in the previous consolidated statements of cash flows is presented as “Loss (profit) related to tangible fixed assets”.

(3)	“Purchases of property and equipment” in the previous consolidated statements of cash flows is presented as “Purchases of tangible fixed assets”. “Proceeds from sales of property and equipment” in the previous consolidated statements of cash flows is presented as “Proceeds from sales of tangible fixed assets”.

Notes to consolidated balance sheet

1.	Accumulated depreciation of tangible fixed assets is 336,544 million yen and advanced depreciation of such assets is 25,728 million yen.

2.	Investments in stocks of non-consolidated subsidiaries and affiliates, etc. are provided as follows.

(Yen in millions)
Securities (equity)	105,444
Securities (partnership)	23,564

3.	Of all loans and receivables, the total amount of loans to borrowers in bankruptcy, past due loans, loans past due for three months or more, and restructured loans is 12,778 million yen. The breakdown is as set forth below.

(1)	The amount of loans to borrowers in bankruptcy is 277 million yen.

Loans that are past due for a certain period, or for other reasons, are generally placed on non-accrual status when substantial doubt is considered to exist as to the ultimate collectibility either of principal or interest (“Non-accrual states loans”; however, any part of bad debt written-off is excluded.). Loans to borrowers in bankruptcy represent non-accrual loans after a partial charge-off of claims deemed uncollectible, which are defined in Article 96, paragraph 1, subparagraph 3 (a) to (e) and subparagraph 4 of the Enforcement Ordinance of the Corporation Tax Law (Ordinance No. 97, 1965).

(2)	The amount of past due loans is 5,451 million yen. Past due loans are non-accrual status loans, other than loans to borrowers in legal bankruptcy and loans on which interest payments are deferred in order to assist business restructuring or financial recovery of the borrowers.

(3)	The amount of loans contractually past due for three months or more is 2 million yen. Loans contractually past due for three months or more are defined as loans on which any principal or interests payments are delayed for three months of more from the date following the due date. Loans classified as loans to borrowers in bankruptcy and past due loans are excluded.

(4)	The amount of restructured loans is 7,047 million yen. Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are granted to borrowers in financial difficulties to assist them in their corporate restructuring or financial recovery by improving their ability to repay creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for three months or more.

4.	The value of assets pledged as collateral totals 426,621 million yen in securities, 1,626 million yen in savings deposits and 1 million yen in other assets. Collateralized debt obligations are held to the value of 11,055 million yen in outstanding claims, 29,320 million yen in underwriting reserve, 23,561 million yen in corporate bonds and 122,971 million yen in other debts.

5.	Securities received from securities borrowing transactions have a market value of 161,841 million yen.

6.	Securities include securities lent under loan agreements of 913,146 million yen.

7.	The outstanding balance of undrawn committed loans is as follows.

(Yen in millions)
Total loan commitments	128,501
Balance of drawn committed loans	12,659

Undrawn loan commitments	115,842

8.	The amount of both assets and liabilities for special account as prescribed in Article 118 of the Insurance Business Law totals 1,786,478 million yen.

9.	Tokio Marine & Nichido guarantees the liabilities of some of its subsidiaries. The balance of the guarantee to its subsidiaries as of March 31, 2007 is as follows.

(Yen in millions)
TNUS Insurance Company	9,280
Tokio Marine Compaňía de Seguros, S.A. de C.V.	1,621

Total	10,902

Notes to consolidated statement of income

1.	Major components of business expenses

(Yen in millions)
Agency commissions, etc.	418,020
Salaries	193,162

Business expenses consist of “Loss adjustment expenses”, “Underwriting and general administrative expenses” and “Agency commissions and brokerage” as shown in the accompanying consolidated statements of income.

2.	The Company recognized impairment losses on the following properties during the fiscal year ended March 31, 2007.

			Impairment loss (Yen in millions)
Purpose of use	Category	Location	Land	Building	Others	Total
Properties for rent	Land and buildings	5 properties including building in Yodogawa-ku, Osaka City.	389	379	—	769

Idle or potential disposal properties	Land and buildings	64 properties including warehouse in Higashi-asai County, Shiga Pref.	1,751	1,723	357	3,832

Total			2,141	2,103	357	4,602

Classification of idle or underused properties: (a) properties used for insurance businesses are grouped as a whole and (b) other properties including properties for rent and idle or potential disposal properties are classified on an individual basis.

As to properties for rent and idle or potential disposal properties that depreciated in value mainly due to the fall in the real estate market, the Company wrote off the excess of the carrying values of such properties over the recoverable values and recognized any such write off as an impairment loss (4,602 million yen), an extraordinary item.

The Company determined the recoverable value of a property by selecting the higher of the net sale price or the utility value. The net sale prices were calculated by taking the assessed values established by a real estate-appraiser and subtracting the anticipated expenses for disposing of the relevant properties. The utility values were calculated by discounting the future cash flows to net present values at a rate of 5.8% to 8.7%.

3.	The main component of other extraordinary income is 988 million yen resulting from partial terminations of retirement benefit plans due to retirement of employees who applied for a carrier change.

4.	The main component of other extraordinary losses is 8,790 million yen resulting from financial support to employees for their carrier change.

Notes to consolidated statement of changes in stockholders’ equity

1. Class and number of issued shares and treasury stock

	(Unit: thousand shares)
	Number of shares as of March 31, 2006	Increase during the fiscal year ended March 31, 2007	Decrease during the fiscal year ended March 31, 2007	Number of shares as of March 31, 2007
Issued shares
Common stock	1,687	841,837	19,000	824,524
Total	1,687	841,837	19,000	824,524

Treasury stock
Common stock	6	39,308	38,127	1,187
Total	6	39,308	38,127	1,187

Note	1.	The increase of 841,837 thousand shares of issued shares is due to a stock split.

	2.	The decrease of 19,000 thousand shares is attributable to a cancellation of shares of treasury stock.

	3.	The increase of 39,308 thousand shares of treasury stock is attributable to a stock split, increasing treasury stock by 27,059 thousand, and an acquisition of 12,161 thousand shares, to implement financial policies and a share exchange.

	4.	The decrease of 38,127 thousand shares of treasury stock is attributable to a share exchange, decreasing treasury stock by 19,114 thousand, and a cancellation of shares, decreasing treasury stock by 19,000 thousand.

2. Stock acquisition rights (including those owned by the Company)

Category	Nature of stock acquisition rights	Amount as of March 31, 2007 (yen in millions)
The Company (parent company)	Stock acquisition rights as stock options	336

3. Dividends

(1)	Amount of dividends

Resolution	Class of stock	Total amount of dividends paid	Amount of dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 28, 2006	Common stock	25,207 million yen	15,000 yen	March 31, 2006	June 28, 2006
Meeting of the board of directors held on November 22, 2006	Common stock	12,532 million yen	15 yen	September 30, 2006	December 11, 2006

Note:	Effective September 30, 2006, the Company conducted a stock split of its shares of common stock whereby one share was split into 500 shares.

(2)	Dividends of which the record date falls within the fiscal year ended March 31, 2007, and of which the effective date falls after March 31, 2007.

The Company intends to obtain approval for the following dividend payment at the 5th Ordinary General Meeting of Shareholders to be held on June 25, 2007.

Resolution	Class of stock	Total amount of dividends paid	Source of dividends	Amount of dividends per share	Record date	Effective date
Ordinary general meeting of shareholders to be held on June 25, 2007	Common stock	17,290 million yen	Retained earnings	21 yen	March 31, 2007	June 26, 2007

Notes for consolidated statement of cash flows

1. Differences between cash and cash equivalents at the end of the year and the amounts disclosed in the consolidated balance sheet are provided as follows:

(As of March 31, 2007)
(Yen in millions)
Cash, deposits and savings	784,195
Call loans	106,154
Monetary receivables bought	1,320,850
Securities	12,683,128
Time deposits with initial term over three months to maturity	(96,016)
Monetary receivables bought not included in cash equivalents	(499,063)
Securities not included in cash equivalents	(12,629,242)

Cash and cash equivalents	1,670,006

2. Cash flows from investing activities include cash flows arising from asset management relating to the insurance business.

3. Breakdown of assets and liabilities of newly consolidated subsidiaries

The breakdown of assets and liabilities of newly consolidated subsidiaries, Asia General Holdings Limited, TM Asia Insurance Singapore Ltd., TM Asia Singapore Ltd., Asia Insurance (Malaysia) Berhad and TM Asia Life Malaysia Bhd. (hereinafter the “Asia General Holdings related five companies”), at the commencement of the consolidation is as follows. The following also shows the acquisition cost of the shares of the Asia General Holdings related five companies and net expense for the acquisition of such shares.

(Yen in millions)
Assets	322,027
Securities	190,156
Goodwill	8,787
Liability	(259,069)
Underwriting funds	(234,579)
Negative goodwill	(18,375)
Minority interests	(8,867)

Acquisition cost of the shares of the Asia General Holdings related five companies	44,503
Cash and cash equivalents of the Asia General Holdings related five companies	(41,252)

Net expense for the acquisition of the shares of the Asia General Holdings related five companies	3,251

Segment information

1.	Segment information by lines of business

Year ended March 31, 2007 (April 1, 2006 - March 31, 2007)

	Property and casualty (Yen in millions)	Life (Yen in millions)	Others (Yen in millions)	Total (Yen in millions)	Elimination (Yen in millions)	Consolidated (Yen in millions)
I Ordinary income and ordinary profit/loss
Ordinary income

(1) Ordinary income from transactions with external customers	2,654,458	1,521,233	43,167	4,218,859	(302)	4,218,557

(2) Ordinary income arising from internal segment transactions	8,127	261	26,158	34,547	(34,547)	—

Total	2,662,585	1,521,495	69,326	4,253,407	(34,849)	4,218,557

Ordinary expenses	2,480,440	1,539,942	64,788	4,085,171	(34,655)	4,050,515

Ordinary profit/loss	182,145	(18,446)	4,537	168,235	(193)	168,042

II Assets/Depreciation/Loss on impairment of fixed assets and Capital expenditure
Assets	12,277,945	4,585,155	398,494	17,261,595	(34,642)	17,226,952

Depreciation	17,783	344	206	18,334	—	18,334

Loss on impairment of fixed assets	4,602	—	—	4,602	—	4,602

Capital expenditure	16,969	280	215	17,465	(39)	17,425

(Notes)	1.	The segments are classified based on the characteristics of operation of reporting company and its consolidated subsidiaries.

	2.	Major operations of each segment are as follows;

property and casualty: Underwriting property and casualty insurance and related investment activities

Life: Underwriting life insurance and related investment activities

Others: Securities investment advisory, securities investment trusts business, derivatives business and staffing business

	3.	A major component of the “Elimination” for “Ordinary income from transactions with external customers” is due to transferring the amount of 277 million yen from the investment loss under the equity method, which is included in the ordinary expenses relating to life segment, to “Investment income under equity method” in “Other ordinary income” in the consolidated statement of income.

	4.	As described in “Changes in the basis of consolidated financial statement”, the Company has adopted “Accounting Standard for Business Combinations” (Business Accounting Council, October 31, 2003), “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, December 27, 2005) and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, revised as of December 22, 2006) for the fiscal year ended March 31, 2007.

At the end of the previous fiscal year, the consolidated adjustment for goodwill recorded in “Assets” and the amortization of goodwill recorded in “Liabilities” were offset. However, for the fiscal year ended March 31, 2007, in accordance with the application of the “Accounting Standard for Business Combinations” and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures”, goodwill recorded in “Assets” is included in “Underwriting and general administrative expenses” in ordinary expenses, and amortization of negative goodwill recorded in “Liabilities” is included in “Other ordinary income” in ordinary income. As a result, ordinary income and ordinary expenses of “Property and casualty” and “Life” each increased 2,721 million yen and 248 million yen.

	5.	As described in “Changes in the basis of consolidated financial statement”, the Company has adopted “Accounting Standard for Share-based Payment” (ASBJ Statement No.8, December 27, 2005) and “Guidance on Accounting Standard for Share-based Payment” (ASBJ Guidance No.11, May 31, 2006) for the fiscal year ended March 31, 2007. As a result, ordinary expenses of “Property and casualty”, “Life” and “Others” each increased 305 million yen, 30 million yen and 0 million yen.

Year ended March 31, 2006 (April 1, 2005 - March 31, 2006)

	Property and casualty (Yen in millions)	Life (Yen in millions)	Others (Yen in millions)	Total (Yen in millions)	Elimination (Yen in millions)	Consolidated (Yen in millions)
I Ordinary income and ordinary profit/loss
Ordinary income

(1) Ordinary income from transactions with external customers	2,452,967	922,587	30,257	3,405,813	(5,828)	3,399,984

(2) Ordinary income arising from internal segment transactions	8,594	218	13,930	22,743	(22,743)	—

Total	2,461,562	922,806	44,188	3,428,556	(28,571)	3,399,984

Ordinary expenses	2,303,293	949,148	38,829	3,291,271	(27,850)	3,263,421

Ordinary profit/loss	158,269	(26,342)	5,358	137,284	(721)	136,563

II Assets/Depreciation/Loss on impairment of fixed assets and Capital expenditure
Assets	11,132,026	2,906,797	320,919	14,359,744	(99,723)	14,260,020

Depreciation	17,610	322	297	18,230	—	18,230

Loss on impairment of fixed assets	12,126	—	—	12,126	—	12,126

Capital expenditure	12,190	413	255	12,858	—	12,858

(Notes)	1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries.

	2.	Major operations of each segment are as follows;

Property and casualty : Underwriting property and casualty insurance and related investment activities

Life: Underwriting life insurance and related investment activities

Others: Securities investment advisory, securities investment trusts business, derivatives business and staffing business

	3.	A major component of the “Elimination” for “Ordinary income from transactions with external customers” is due to transferring the amount of 3,444 million yen from the depreciation of consolidated adjustment account, which is included in the ordinary expenses relating to life segment, to “Other ordinary income” in the consolidated statement of income.

2.	Segment information by location

Year ended March 31, 2007 (April 1, 2006 - March 31, 2007)

Segment information by location is omitted since the “business in Japan” constitutes more than 90 percent of the aggregated amount of the ordinary income and the assets of all segments.

Year ended March 31, 2006 (April 1, 2005 - March 31, 2006)

Segment information by location is omitted since the “business in Japan” constitutes more than 90 percent of the aggregated amount of the ordinary income and the assets of all segments.

3.	Segment information on overseas sales

Year ended March 31, 2007 (April 1, 2006 - March 31, 2007)

Since overseas sales and ordinary income constitute less than 10% of the consolidated sales and consolidated ordinary income respectively, segment information on overseas sales is omitted.

Year ended March 31, 2006 (April 1, 2005 - March 31, 2006)

Since overseas sales and ordinary income constitute less than 10% of the consolidated sales and consolidated ordinary income respectively, segment information on overseas sales is omitted.

Transactions with related parties

There is nothing important to be described for the transactions with related parties.

Tax effect accounting

Year ended March 31, 2007		Year ended March 31, 2006
1. Significant portions of deferred tax assets and deferred tax liabilities		1. Significant portions of deferred tax assets and deferred tax liabilities

	(Yen in millions)		(Yen in millions)
Deferred tax assets		Deferred tax assets
Underwriting reserves	413,808	Underwriting reserves	362,228
Reserve for retirement benefits	61,161	Reserve for retirement benefits	55,217
Outstanding claims	52,915	Outstanding claims	49,487
Provision for reserve for price fluctuation	39,544	Provision for reserve for price fluctuation	35,792
Deferred hedge losses	27,374	Loss on revaluation of securities	25,215
Loss on revaluation of securities	25,251	Loss brought forward	9,602
Loss brought forward	11,657	Others	54,889

Others	62,179	Subtotal	592,433

Subtotal	693,893	Allowance	(13,052)

Allowance	(20,456)	Total deferred tax assets	579,380

Total deferred tax assets	673,436

Deferred tax liabilities		Deferred tax liabilities
Difference from revaluation of other securities	(1,252,448)	Difference from revaluation of other securities	(1,144,262)
Unrealized gains on consolidated subsidiaries	(115,192)	Unrealized gains on consolidated subsidiaries	(79,045)
Deferred hedge gains	(31,675)	Others	(14,806)

Others	(20,494)	Total deferred tax liabilities	(1,238,113)

Total deferred tax liabilities	(1,419,811)	Net deferred tax assets (liabilities)	(658,733)

Net deferred tax assets (liabilities)	(746,374)

2. Reconciliation between the effective tax rate of the Company and the Japanese statutory income tax rate		2. Reconciliation between the effective tax rate of the Company and the Japanese statutory income tax rate

	(Percentages)		(Percentages)
Japanese statutory tax rate (Adjustment)	40.7	Japanese statutory tax rate (Adjustment)	40.7
Permanent differences such as dividends received	(9.4)	Permanent differences such as dividends received	(10.1)
Tax rate applied to subsidiaries	(4.0)	Tax rate applied to subsidiaries	(3.9)
Permanent differences such as entertainment expenses	1.8	Permanent differences such as entertainment expenses	1.4
Allowance	5.2	Allowance	5.3
Others	Δ 0.2	Others	2.0

Effective tax rate	34.1	Effective tax rate	35.4

Securities

(Securities)

1. Trading Securities

	(Yen in millions)

type	As of March 31, 2007		As of March 31, 2006
	Carrying amount	Valuation differences recognized on statement of income	Carrying amount	Valuation differences recognized on statement of income
Trading Securities	1,926,658	152,094	812,675	86,443

2. Bonds held to maturity having a market value

	(Yen in millions)
	As of March 31, 2007			As of March 31, 2006
	Carrying amount	Market value	Difference	Carrying amount	Market value	Difference
Gross unrealized gains
Bonds	573,695	594,709	21,013	531,799	553,186	21,386
Foreign securities	—	—	—	8,330	8,351	21

Subtotal	573,695	594,709	21,013	540,129	561,537	21,408

Gross unrealized losses
Bonds	635,217	589,706	(45,511)	668,083	623,740	(44,343)
Foreign securities	28,992	28,992	—	1,515	1,515	(0)

Subtotal	664,209	618,698	(45,511)	669,599	625,256	(44,343)

Total	1,237,905	1,213,408	(24,497)	1,209,728	1,186,794	(22,934)

3. Bonds earmarked for policy reserve having a market value

	(Yen in millions)
	As of March 31, 2007			As of March 31, 2006
	Carrying amount	Market value	Difference	Carrying amount	Market value	Difference
Gross unrealized gains
Bonds	54,686	55,000	314	—	—	—
Foreign securities	10,521	10,747	226	—	—	—

Subtotal	65,207	65,748	540	—	—	—

Gross unrealized losses
Bonds	4,630	4,588	(42)	23,909	23,779	(129)
Foreign securities	226,722	221,512	(5,210)	217,372	208,020	(9,351)

Subtotal	231,353	226,100	(5,252)	241,281	231,799	(9,481)

Total	296,560	291,849	(4,711)	241,281	231,799	(9,481)

4. Other securities having a market value

	(Yen in millions)
	As of March 31, 2007			As of March 31, 2006
	Acquisition cost	Carring value	Difference	Acquisition cost	Carring value	Difference
Carring value of which exceeds the acquisition cost
Bonds	1,205,470	1,228,297	22,827	936,923	956,050	19,127
Stocks	1,180,893	4,576,130	3,395,236	1,144,440	4,278,800	3,134,360
Foreign securities	462,629	536,483	73,853	326,320	374,522	48,201
Others (Note 1)	353,954	392,385	38,430	210,235	238,405	28,169

Sub-total	3,202,948	6,733,296	3,530,348	2,617,920	5,847,779	3,229,859

Carring value of which does not exceed the acquisition cost Bonds	1,755,873	1,720,960	(34,912)	2,296,700	2,248,120	(48,580)
Stocks	101,213	93,248	(7,964)	11,149	10,007	(1,142)
Foreign securities	498,069	492,285	(5,784)	294,963	285,465	(9,497)
Others (Note 2)	57,480	57,233	(247)	65,948	65,355	(592)

Sub-total	2,412,636	2,363,728	(48,908)	2,668,761	2,608,949	(59,812)

Total	5,615,584	9,097,024	3,481,440	5,286,681	8,456,728	3,170,046

(Note)

As of March 31, 2007	As of March 31, 2006

1.      “Others” include foreign mortgage securities (acquisition cost Yen 230,545 million, recorded amount in the consolidated balance sheet Yen 247,342 million, difference Yen 16,796 million) which are presented as monetary receivables bought in the recorded amount in the consolidated balance sheet.

1.      “Others” include foreign mortgage securities (acquisition cost Yen 113,370 million, recorded amount in the consolidated balance sheet Yen 126,984 million, difference Yen 13,613 million) which are presented as monetary receivables bought in the recorded amount in the consolidated balance sheet.

2.      “Others” include negotiable deposits (acquisition cost, Yen 4,693 million; recorded amount in the consolidated balance sheet, Yen 4,693 million) which are included in “Cash, deposits and savings” and foreign mortgage securities (acquisition cost, Yen 36,536 million; recorded amount in the consolidated balance sheet, Yen 36,428 million; difference Yen -108 million) which are presented as monetary receivables bought in the recorded amount in the consolidated balance sheet.

2.      “Others” include negotiable deposits (acquisition cost, Yen 1,018 million; recorded amount in the consolidated balance sheet, Yen 1,018 million) which are included in “Cash, deposits and savings” and foreign mortgage securities (acquisition cost, Yen 34,271 million; recorded amount in the consolidated balance sheet, Yen 33,927 million; difference Yen -343 million) which are presented as monetary receivables bought in the recorded amount in the consolidated balance sheet.

3.      Impairment loss amounting to Yen 3,496 million were recognized for “Other securities” with market value. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

3.      Impairment loss amounting to Yen 546 million were recognized for “Other securities” with market value. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

5. Bonds held to maturity having a market value that were sold

None.

6. Bonds earmarked for policy reserve that were sold

	(Yen in millions)
	As of March 31, 2007			As of March 31, 2006
Type	Sale value	Total of profit on sale	Total of loss on sale	Sale value	Total of profit on sale	Total of loss on sale
Bonds earmarked for policy reserve	15,987	1,317	4	5,712	525	0

7. Other securities that were sold
	(Yen in millions)
	As of March 31, 2007			As of March 31, 2006
Type	Sale value	Total of profit on sale	Total of loss on sale	Sale value	Total of profit on sale	Total of loss on sale
Others Securities	1,840,236	76,795	5,614	866,385	71,754	8,706

(Note)

As of March 31, 2007	As of March 31, 2006
Amounts related to commercial papers, etc. (sale value, Yen 68,079 million; profit on sale, Yen 692 million; loss on sale, Yen 3 million), which are presented as “Monetary receivables bought” in the consolidated balance sheet, are included.	Amounts related to commercial papers, etc. (sale value, Yen 27,121 million; profit on sale, Yen 541 million; loss on sale, Yen 71 million), which are presented as “Monetary receivables bought” in the consolidated balance sheet, are included.

8. Contents and recorded amount in the consolidated balance sheet of major securities which are not valued at market value

(1) Bonds held to maturity

None.

(2) Bonds earmarked for policy reserve

None.

(3) Other securities

	(Yen in millions)
Type	As of March 31, 2007	As of March 31, 2006
Bonds	0	4,199
Stocks	171,924	186,701
Foreign securities	90,419	62,800
Others	1,102,478	591,355

(Note)

As of March 31, 2007	As of March 31, 2006
“Others” include negotiable deposits (Yen 134,502 million), which are presented as “Cash, deposits and savings,” and commercial papers, etc. (Yen 945,549 million), which are presented as “Monetary receivables bought” in the consolidated balance sheet.	“Others” include negotiable deposits (Yen 63,000 million), which are presented as “Cash, deposits and savings,” and commercial papers, etc. (Yen 484,545 million), which are presented as “Monetary receivables bought” in the consolidated balance sheet.

9. Change in the purpose of holding

None.

10. Of other securities, expected amount of redemption for the securities that have an expiration date, bonds held to maturity, and bonds earmarked for policy reserve

	(Yen in millions)
Type	As of March 31, 2007				As of March 31, 2006
	Within one year	1-5 years	5-10 years	Over 10 years	Within one year	1-5 years	5-10 years	Over 10 years
Government bonds	425,419	319,008	627,122	1,896,185	794,403	366,017	437,480	1,968,429
Local government bonds	3,901	57,814	125,422	—	17,431	53,143	101,224	—
Corporate bonds	152,148	424,070	126,265	60,129	193,071	368,252	102,365	30,344
Stocks	—	—	—	—	—	100	—	—
Foreign securities	146,347	562,510	207,066	39,946	162,015	371,180	179,975	12,612
Others	1,089,728	111,220	79,756	92,506	523,828	54,229	19,645	111,773

Total	1,817,545	1,474,624	1,165,633	2,088,768	1,690,750	1,212,922	840,691	2,123,159

(Note)

As of March 31, 2007	As of March 31, 2006
“Others” include negotiable deposits (Yen 137,357 million, within one year, Yen 1,669 million for 1-5 years, Yen 168 million for 5-10 years), which are presented as “Cash, deposits and savings,” and commercial papers, etc. (Yen 951,660 million yen for within one year, Yen 106,896 million for 1-5 years, Yen 78,258 million for 5-10 years, Yen 92,506 million for over ten years), which are presented as “Monetary receivables bought”, in the consolidated balance sheet.	“Others” include negotiable deposits (Yen 64,018 million, within one year), which are presented as “Cash, deposits and savings,” and commercial papers, etc. (Yen 459,809 million yen for within one year, Yen 54,229 million for 1-5 years, Yen 19,645 million for 5-10 years, Yen 111,773 million for over ten years), which are presented as “Monetary receivables bought”, in the consolidated balance sheet.

Money trusts

1. Money trusts held for trading purposes

Item	As of March 31, 2007		As of March 31, 2006
	Acquisition cost	Difference	Acquisition cost	Difference
Money trusts	67,602	1,815	79,500	6,892

2. Money trusts held to maturity

None

3. Money trusts other than those held to maturity or those held for trading purposes

Notes for figures as of March 31, 2007:

1.	There are no money trusts valued at market value.

2.	Money trusts in the amount of 14,487 million yen are carried at their original cost at March 31, 2006.

Notes for figures as of March 31, 2006:

1.	There are no money trusts valued at market value.
2.	Money trusts in the amount of 20,954 million yen are carried at their original cost at March 31, 2005.

Information on derivatives

1. Derivative transactions

(1)	Details of transactions

Millea Holdings’ consolidated subsidiaries are mainly engaged in the following derivative transactions.

a.	Currency-related transactions: Forward contracts, currency swaps, currency options, etc.

b.	Interest rate-related transactions: Interest rate futures, Interest rate futures options, interest rate swaps, interest rate swaptions, etc.

c.	Equity-related transactions: Equity index futures, equity index options, etc.

d.	Bond-related transactions: Bond futures, bond futures options, over-the-counter bond options, etc.

e.	Other transactions: Credit derivatives, weather derivatives, etc.

(2)	Objectives and policies of transactions

The main purposes of the derivative transactions are as follows.

a.	Risk management related to assets and liabilities held by the Millea Holdings’ consolidated subsidiaries

In order to adequately control the risk related to assets and liabilities held by the consolidated subsidiaries (ALM: Asset Liability Management) and reduce any losses arising from fluctuation in future interest rates, exchange rates and stock prices, such consolidated subsidiaries carry out various derivative transactions.

b.	Acquisition of interest income

The consolidated subsidiaries engage in various derivative transactions in order to maximize interest income within a certain range of risks.

c.	Response to customer needs

The consolidated subsidiaries carry out various derivative transactions in order to provide a wide range of financial instruments that meet customers’ hedging needs as well as their diverse and complex investment/procurement needs.

The actual transactions are carried out in accordance with the “Investment Guidelines” under which purposes of derivatives, types of financial instruments, notional principal, specific risk limits, and actions taken against any losses arising from such transactions, etc. are classified and prescribed according to each investment style.

Accounting for significant hedging activities is as follows.

(i) Interest

To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine & Nichido and Tokio Marine & Nichido Life engage in asset liability management that controls such risks by evaluating and analyzing financial assets and insurance liabilities simultaneously.

As for interest rate swap transactions that are used to manage such risks, Tokio Marine & Nichido and Tokio Marine & Nichido Life have been engaged in deferral hedge treatment and evaluated hedge effectiveness based upon the Industry Audit Committee Report No. 26, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, September 3, 2002 – hereinafter called “Report No. 26”).

Hedge effectiveness is evaluated by verifying the interest rate conditions influencing calculation of a logical price for both the hedged instruments and the hedging tools. As for any deferred hedge gains based on the Industry Audit Committee’s Report No.16, “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” (issued by the JICPA, March 31, 2000) prior to application of the Report No. 26, Tokio Marine & Nichido has allocated such deferred hedge gains as of the end of March 2003 into gain or loss over the remaining period until hedging tools reach maturity (1-17 years) by using the straight-line method, and Tokio Marine & Nichido Life has allocated such deferred hedge gains as of the end of March 2002 into gain or loss over the remaining period until hedge tools reach maturity (6-10 years) by using the straight-line method, respectively, in accordance with the transitional measures in the Report No. 26.

In addition, Tokio Marine & Nichido applies the deferred hedge accounting for interest rate swap transactions which are used to hedge any interest rate risk related to the company’s own bonds. Hedge effectiveness is not evaluated since hedged instruments and hedging tools share the same important conditions and thus believed to be highly hedge effective.

(ii) Foreign exchange

With regard to some of Tokio Marine & Nichido’s currency swap and forward contract transactions, which are conducted to hedge foreign exchange risk associated with assets denominated in foreign currencies, (a) deferred hedge accounting is applied and/or (b) gains or losses on both hedged instruments and hedging tools are recognized in the same accounting period and/or (c) hedging transactions are translated at contracted rates (on condition that the related forward contracts qualify for hedge accounting). As for the treatment described in (a) and (b) above, hedge effectiveness is not evaluated, since hedged instruments and hedging tools are believed to be highly hedge-effective since they share the same important characteristics.

With regard to Nisshin Fire’s forward contract transactions, which are conducted to hedge foreign exchange risk associated with bonds denominated in foreign currencies, (a) gains or losses on hedging tools are not recognized until gains or losses on hedged instruments are recognized, and/or (b) hedging transactions are translated at contracted rates (on the condition that the related forward contracts qualify for hedge accounting). As for the treatment described in (a) above, hedge effectiveness is evaluated based on periodical comparison of the market fluctuation of both hedged instruments and hedging tools, from the time the hedging started and the time of the evaluation.

(3) Details of risks related derivative transactions

Derivative transactions involve market risks and credit risks.

Market risks include risks that the consolidated subsidiaries may incur losses arising from fluctuation in future prices of the relevant financial instruments (interest rates, exchange rates and stock prices). Major consolidated subsidiaries have established risk management systems, under which such consolidated subsidiaries comprehensively control risks relating to derivative transactions as well as assets and liabilities, and quantify such market risks by way of VaR method, etc.

Credit risks include risks that such consolidated subsidiaries may incur losses when their counter-parties in derivative transactions fail to perform obligations set forth in the initial agreements due to insolvency or otherwise, other than any losses arising from deterioration of the credit standing of trade reference stated in credit derivative agreements, etc. Major consolidated subsidiaries controls such credit risks by periodically computing credit risks based on market values. If such counter-parties are financial institutions, etc., with which transactions have been frequently carried out, such consolidated subsidiaries adopt necessary actions to reduce credit risks (e.g. conclusion of netting agreements).

(4)	Risk management system

The Risk Management Department of Tokio Marine, a department in charge of risk management which is independent of transaction-related departments, first checks transaction information and requests for managerial decisions against transaction reports provided by financial institutions and brokerages, and then approves such transaction data. Any risk position determined based upon such approved data are evaluated at market value from time to time, and the Risk Management Department determines interest income and risk volume related to derivative transactions together with off-balance transactions, and reports them to a director in charge on a monthly basis.

In addition, as for the risk position of derivative transactions, the Risk Management Department thoroughly reviews whether such position is determined in accordance with the purposes of derivatives, types of financial instruments, notional principal, specific risk limits and actions taken against any losses arising from such derivative transactions classified and expressly stated by investment style in the “Investment Guidelines” or whether details of such risk position falls within the authority of transaction-related departments, and then reports the results of such review to a director in charge on a monthly basis.

Other consolidated subsidiaries have also established similar risk management structure as described above.

(5)	Notes on contract amount, fair value and unrealized gains/losses of financial derivative instruments

a.	Notional principal (contract amount)

“Contract amount” as shown in the tables set forth in the following section is a nominal contract amount or notional principal of derivative transactions. The amount itself does not represent market risk or credit risk of derivative transactions.

b.	Unrealized gains/losses

Derivative transactions effected for a purpose other than investment gains are conducted for ALM (asset and liability management) purposes. They are used to supplement actual assets and to control market risk. It is therefore necessary to take into account the state of assets and liabilities as a whole, as well as unrealized gains/losses of derivative transactions, to determine the profitability and financial soundness.

Contract amount, fair value and unrealized gains and losses of derivative financial instruments

(1) Foreign currency-related instruments

	(Yen in millions)
	Year ended March 31, 2007				Year ended March 31, 2006
Type	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses
Over-the-counter transactions:
Foreign exchange forwards
Short
USD	263,286	21,597	(4,258)	(4,258)	179,875	22,606	(3,032)	(3,032)
GBP	9,401	—	(32)	(32)	13,081	—	(23)	(23)
EUR	157,362	—	(822)	(822)	57,102	—	(705)	(705)
HKD	303	—	(2)	(2)	88	—	(2)	(2)
CAD	5,327	—	(21)	(21)	4,046	—	(17)	(17)
AUD	7,166	—	(36)	(36)	11,983	—	32	32
CHF	90	—	(1)	(1)	1,759	—	1	1
NZD	1,338	—	(51)	(51)	369	—	14	14
Long
USD	145,122	3,571	1,923	1,923	39,433	3,519	605	605
GBP	14,603	—	126	126	10,574	—	29	29
EUR	45,066	—	(568)	(568)	11,781	—	219	219
CAD	503	—	7	7	4,065	—	1	1
AUD	2,802	—	72	72	3,678	—	(79)	(79)
CHF	—	—	—	—	1,722	—	4	4
NZD	240	—	9	9	381	—	(26)	(26)

Currency swaps
Pay Foreign/ Rec. Yen
USD	954,150	871,623	(19,522)	(19,522)	825,643	752,760	(15,531)	(15,531)
EUR	61,515	54,513	(3,480)	(3,480)	39,557	32,375	(1,100)	(1,100)
AUD	44,962	24,962	(11,643)	(11,643)	28,095	28,095	(5,381)	(5,381)
Pay Yen/ Rec. Foreign
USD	264,823	196,031	11,493	11,493	288,951	206,166	7,409	7,409
EUR	44,960	40,371	3,338	3,338	22,301	22,301	1,399	1,399
Pay Foreign/ Rec. Foreign
Pay EUR/ Rec. USD	5,789	1,877	(126)	(126)	5,153	5,153	(8)	(8)
Pay USD/ Rec. EUR	597	597	26	26	561	561	(6)	(6)

Currency options
Short
Call
USD	12,110	2,842			7,630	7,155
	364	48	1,031	(666)	246	220	590	(343)
EUR	1,587	—			64	51
	3	—	0	3	0	0	0	(0)
Put
USD	32,768	14,060			23,104	20,626
	702	532	366	336	485	475	602	(117)
EUR	—	—			139	111
	—	—	—	—	3	3	5	(2)
Long
Call
USD	13,096	5,566			12,142	11,051
	2	—	1,057	1,054	2	2	694	692
EUR	—	—			69	55
	—	—	—	—	—	—	0	0
Put
USD	17,495	4,680			9,381	8,604
	528	287	144	(384)	383	377	211	(172)
EUR	1,558	—			128	102
	3	—	0	(2)	3	3	5	1

	2,108,029	1,242,294	(20,971)	(23,230)	1,602,869	1,121,298	(14,086)	(16,138)

(Notes)

1.	The fair value of the foreign exchange forwards agreements at end of period is based on the futures’ market price.
2.	The fair value of currency swap transactions is calculated by discounting future cash flows to the present value based on the interest rate as of period end.
3.	The fair value of foreign currency options contracts is based on an option pricing model.
4.	For foreign currency options, option premiums are shown beneath the contract amount of the option.
5.	Those instruments to which hedge accounting are applied are not included in the table.

(2) Interest rate-related instruments

	(Yen in millions)
	Year ended March 31, 2007				Year ended March 31, 2006
Type	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses
Market Transactions:
Interest futures
Short	71,531	—	17	17	8,246	—	1	1
Long	21,713	—	(4)	(4)	76,294	—	(5)	(5)

Over-the-counter transactions:
Interest Forward
Short	105,147	—	(6)	(6)	—	—	—	—
Long	59,990	—	0	0	—	—	—	—
Interest options
Short
Cap	31,062	30,862			50,648	48,475
	499	496	288	210	385	369	183	201
Swaption	85,277	85,277			243,271	54,271
	733	733	2,018	(1,284)	1,346	—	3,654	(2,307)
Long
Cap	29,500	23,500			39,986	39,986
	412	381	165	(246)	460	460	213	(247)
Swaption	36,974	36,974			48,354	15,554
	—	—	307	307	59	13	297	238
Interest rate swap
Rec. fix/Pay float	6,423,740	5,307,073	37,907	37,907	5,257,436	4,565,258	49,233	49,233
Rec. float/Pay fix	5,747,177	4,702,920	(20,735)	(20,735)	4,684,916	4,099,903	(30,173)	(30,173)
Rec.float/ Pay float	923,516	530,594	1,408	1,408	464,468	330,504	(2)	(2)
Rec. fix/Pay fix	171,765	157,046	(4,411)	(4,411)	166,089	166,089	(6,308)	(6,308)

	13,707,398	10,874,250	16,955	13,162	11,039,712	9,320,043	17,093	10,630

(Notes)

1.	The fair value of the interest future at the end of period is based on the closing price at major stock exchanges.
2.	The fair value of the interest forward and the interest rate swap transactions at the end of period is calculated by discounting future cash flows to the present value based on the interest rate at the date.
3.	The fair value of interest options transactions is based on an option pricing model.
4.	For interest options, option premiums are shown beneath the contract amount of the option.
5.	Interest rate swaps to which hedge accounting is applied are as follows. The amounts of deferred hedge gains and losses are presented before tax basis.

	(Yen in millions)
	Year ended March 31, 2007				Year ended March 31, 2006
Classification	Contract amount, etc.	Over 1 year	Fair value	Deferred hedge gains and losses	Contract amount, etc.	Over 1 year	Fair value	Deferred hedge gains and losses
Deferred hedge accounting in accordance with Report No.26* (The balance of deferred hedge accounting in accordance with Report No.16** are shown beneath deferred hedge accounting.)	167,100	167,100	(13,019)	(11,383 644)	751,500	695,000	(16,194)	(59,495 42,405)

Other deferred hedge accounting	104,877	104,877	698	570	52,120	52,120	1,771	1,771

	271,977	271,977	(12,321)	(10,167)	803,620	747,120	(14,422)	(15,317)

6. Deferred hedge gains and losses relating to the interest rate swap transactions to which hedge accounting is not applied are as follows. The amount of deferred gains and losses are presented before tax basis.

	(Yen in millions)
	Year ended March 31, 2007	Year ended March 31, 2006
Classification	Deferred hedge gains (losses)	Deferred hedge gains (losses)
Balance of deferred hedge gains in accordance with Report in No. 16** relating to interest rate swaps which are not covered by bulletin No. 26*	61,367	40,961

Other deferred hedge accounting	(38,563)	(922)

	22,803	40,039

*	Report No. 26: Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, September 3, 2002)
**	Report No. 16: Tentative Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, March 31, 2000)

(3) Equity-related instruments

	(Yen in millions)
	Year ended March 31, 2007				Year ended March 31, 2006
Type	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses
Market transactions:
Equity index futures
Short	29,728	—	(498)	(498)	33,711	—	(1,653)	(1,653)
Long	21,037	—	460	460	6,418	—	12	12
Equity index options
Short
Call	17,200	—			—	—
	352	—	360	(7)	—	—	—	—
Put	11,740	—			—	—
	199	—	40	158	—	—	—	—
Long
Call	12,100	—			—	—
	540	—	585	45	—	—	—	—
Put	14,465	—			—	—
	420	—	320	(99)	—	—	—	—

Over-the-counter transactions:
Equity index options
Short
Call	3,118	—			12,119	3,305
	72	—	(124)	196	222	72	(1,912)	2,135
Long
Call	3,118	—			12,119	3,305
	65	—	(15)	(80)	196	65	(1,813)	(2,010)
Put	33,911	29,924			30,206	26,820
	7,560	6,961	4,899	(2,661)	7,077	6,718	5,985	(1,091)
Equity options
Short
Put	1,002	—			2,815	—
	32	—	21	11	82	—	41	40
Long
Put	1,002	—			2,815	—
	22	—	21	(1)	48	—	41	(6)

	148,423	29,924	6,071	(2,475)	100,207	33,431	701	(2,573)

Notes

1.	The market value of the equity index futures and equity index options (market transaction) as of the end of period is based on the quoted final price of the primary stock exchanges.
2.	The fair value of equity index options other than market transactions and option contracts on individual equities is based on quotation from futures market, brokers and counter monetary facilities, or on an option pricing model.
3.	For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.
4.	The synthetic option is classified into such as short or long transactions by the receiving or paying option premium at the time of the contract.

(4) Bond-related instruments

	(Yen in millions)
	Year ended March 31, 2007				Year ended March 31, 2006
Type	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses
Market transactions:
Bond futures
Short	74,097	—	186	186	32,557	—	324	324
Long	89,008	—	(392)	(392)	33,539	—	(275)	(275)
Bond futures options
Short
Call	—	—			29,714	—
	—	—	—	—	11	—	11	(0)
Put	—	—			3,298	—
	—	—	—	—	1	—	1	—
Long
Call	—	—			3,370	—
	—	—	—	—	9	—	4	(5)
Put	—	—			5,873	—
	—	—	—	—	8	—	8	0
Over-the-counter transactions:
Bond over-the-counter-options
Short
Call	5,824	—			22,445	3,290
	10	—	1	9	12	—	23	(11)
Put	—	—			61,400	—
	—	—	—	—	138	—	226	(87)
Long
Put	2,732	—			31,752	—
	12	—	24	12	100	—	182	81

	171,663	—	(179)	(184)	223,952	3,290	507	26

Notes

1.	The market value of the bond futures and bond future options is based on the closing price at the primary stock exchanges.
2.	The market value of the bond over-the-counter-option is calculated based on the price obtained from counter monetary facilities or the in-house evaluation model.
3.	For bond future options and bond over-the-counter-option, the option premiums are shown below the respective contractual amount as of the commencement date.

(5) Weather-related instruments

	(Yen in millions)
	Year ended March 31, 2007				Year ended March 31, 2006
Type	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses
Over-the-counter transactions:
Weather derivatives
Short	1,909	—			2,216	1,681
	70	—	954	(883)	93	69	(87)	181

	1,909	—	954	(883)	2,216	1,681	(87)	181

Notes

1.	The fair value of the weather-related instruments is calculated based on weather conditions, contract terms and other factors relating to derivative transactions.
2.	The option premiums are shown below the respective contractual amount as of the commencement date.

(6) Credit-related instruments

	(Yen in millions)
	Year ended March 31, 2007				Year ended March 31, 2006
Type	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses
Over-the-counter transactions:
Credit derivatives
Short	1,074,013	894,449	790	790	1,034,201	735,209	1,130	1,130
Long	83,314	54,001	(659)	(659)	309,174	82,463	(1,760)	(1,760)

	1,157,328	948,450	131	131	1,343,376	817,672	(630)	(630)

Notes

The fair value of the credit derivative transactions at the end of period is calculated mainly using. internal evaluation model.

(7) Commodity-related instruments

	(Yen in millions)
	Year ended March 31, 2007				Year ended March 31, 2006
Type	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses	Contract amount, etc.	Over 1 year	Fair value	Unrealized gains and losses
Over-the-counter transactions:
Commodity options
Short
Cap	—	—			3	—
	—	—	—	—	2	—	0	1
Long
Cap	—	—			3	—
	—	—	—	—	1	—	0	(0)
Commodity swaps
Rec. fixed price/ Pay commodity indexes	29,905	29,905	(32,859)	(32,859)	33,626	33,626	(29,771)	(29,771)
Rec. Commodity indexes/ Pay fixed price	27,589	27,589	32,270	32,270	31,100	31,100	30,564	30,564
Rec. Commodity indexes/ Pay variable indexes	15,033	15,033	(46)	(46)	16,920	16,920	219	219

	72,528	72,528	(635)	(635)	81,655	81,648	1,013	1,012

Notes

1.	The fair value of commodity options transactions is based on an option pricing model.
2.	The fair value of the commodity swap transactions at the end of period is calculated mainly using internal evaluation model.
3.	For commodity options, option premiums are shown beneath the contract amount of the option as of the commencement date.

Retirement benefits

1. Outline of the retirement and severance benefit plans

Millea Holdings and other five consolidated subsidiaries have an unfunded lump-sum payment retirement plan covering substantially all employees. Under the plan, Tokio Marine & Nichido’s employees are entitled to lump-sum payments based on the points which each employee acquired through service.

Tokio Marine & Nichido Fire has a corporate pension fund system and an approved retirement annuity plan. The benefits of the corporate pension fund system are based on the points which each employee acquired through service.

Additionally, some domestic consolidated subsidiaries have the employee retirement trust.

Pursuant to the changes made to the regulations of the corporate pension fund of Tokio Marine, as approved by the board of representatives of Tokio Marine Corporate Pension Fund as of April 19, 2007, Tokio Marine & Nichido plans to transfer a portion of its corporate pension fund to a defined-contribution pension plan as of July 2, 2007. The Company expects that the impact of this transfer on its consolidated financial results would be an extraordinary gain of approximately 26,500 million yen for the fiscal year ending March 31, 2008.

2. Breakdown of retirement benefits liabilities

	(Yen in millions)
	Year ended March 31, 2007	Year ended March 31, 2006
a. Retirement benefit liabilities	(439,089)	(410,702)
b. Pension assets	221,666	201,977
c. Employee retirement trust	18,111	—

d. Unaccrued retirement benefit liabilities (a+b+c)	(199,310)	(208,725)
e. Unrecognized actuarial difference	83,821	93,788
f. Unrecognized prior service costs	(35,083)	(38,045)

g. Net of above on balance sheet (d+e+f)	(150,572)	(152,982)
h. Prepaid pension expenses	6,063	—

i. Reserve for retirement benefits (g-h)	(156,635)	(152,982)

Year ended March 31, 2007		Year ended March 31, 2006
Note	10 companies excluding Tokio Marine & Nichido, Nisshin Fire, Tokio Marine & Nichido Life and Tokio Marine & Nichido Facilities adopt the simple method in calculation of retirement benefit liabilities. Other than described above, “Reserve for retirement benefits” includes 369 million yen accrued for executives retirement benefit of some domestic consolidated subsidiaries.	Note 1.	Four consolidated subsidiaries excluding Tokio Marine & Nichido and Tokio Marine & Nichido Life adopt the simple method in calculation of retirement benefit liabilities.

		Note 2.	With regard to the substitutional portion of the welfare pension fund to be transferred to the government, the reimbursement (minimum legal reserve) paid to the government was 39,624 million yen.

3. Breakdown of retirement expenses

	(Yen in millions)
	Year ended March 31, 2007	Year ended March 31, 2006
a. Service expenses	17,559	17,316
b. Interest expenses	8,212	8,483
c. Expected investment income	(5,937)	(5,002)
d. Differences in accounting charged off	9,110	9,744
e. Past service expenses charged off	(3,424)	(3,899)

f. Retirement benefit expenses (a+b+c+d+e)	25,519	26,642

g. Gain and loss accounted for by a method for a partial abolishment of retirement benefit plan	Δ 988	—

h. Loss (profit) on the substitutional portion of welfare pension plan transferring to the government	—	(37,270)

i. Total (f+g+h)	24,530	(10,628)

Year ended March 31, 2007		Year ended March 31, 2006
Note 1.	Employee contributions to the corporate pension fund are deducted from service expenses.	Note 1.	Employee contributions to the corporate pension fund are deducted from service expenses.

Note 2.	Retirement expenses for companies using simple method are recorded as “a. service expenses”.	Note 2.	Retirement expenses for consolidated subsidiaries using simple method are recorded as “a. service expenses”.

Note 3.	The item “g. gain and loss accounted for by a method for a partial abolishment of retirement benefit plan” is the gain recognized in connection with employees retirement who applied to early retirement plan. The gain is accounted for by a method for a partial abolishment of retirement benefit plan and included in “Other extraordinary gain”.

4. Accounting for retirement benefit liabilities

	Year ended March 31, 2007	Year ended March 31, 2006
a. Distribution method for estimated retirement benefits	The lump-sum retirement benefit system and the corporate pension fund system mainly employ the point standard.	Same as left

b. Discount rate	1.3%–2.0%	2.0%

c. Expected rate of return on investments	1.3%–2.9%	2.4%

d. Years to amortize prior service costs	15 (Expenses are accounted for using the straight-line method over a certain number of years and within the average remaining work period of employees at the time of occurrence)	Same as left

e. Years to amortize actuarial differences	5 to 15 (Expenses are accounted for in the following fiscal year using the straight-line method over a certain number of years and within the average remaining work period of employees at the time of occurrence)	10 to 15 (Expenses are accounted for in the following fiscal year using the straight-line method over a certain number of years and within the average remaining work period of employees at the time of occurrence)

Business combinations and other matters

(1) The Company completed a stock-for-stock exchange with Nisshin Fire and made it a wholly-owned subsidiary as of September 30, 2006. The Company has applied the purchase method as described below:

(i)	The outline of the business combination to which the purchase method was applied

a.	Acquired company

Nisshin Fire & Marine Insurance Co., Ltd.

b.	Business

Property and casualty insurance

c.	Reasons for the business combination

The Company conducted a stock-for-stock exchange with Nisshin Fire, making it a wholly-owned subsidiary, in order to further strengthen the property and casualty insurance business of the Millea Group through development of an alliance between Tokio Marine & Nichido and Nisshin Fire.

d.	Date of the business combination

September 30, 2006

e.	Legal form

Stock-for-stock exchange

f.	Ratio of voting rights acquired through the business combination

72.13%

(ii)	Period for which the operating results of the acquired company are included in the consolidated financial statements of the Company

The results of operations of the acquired company after the date of the business combination are reflected in the consolidated financial statements of the Company for the fiscal year ended March 31, 2007. The results before the date of the business combination are reflected by applying the equity method.

(iii)	Acquisition cost

The shares of Nisshin Fire were purchased through a stock-for-stock exchange at a cost of 82,190 million yen. In connection with the stock exchange, 19,114,034 shares of the common stock of the Company, held as treasury stock, were delivered and no new shares were issued. The Company exchanged 0.126 shares of its common stock for 1 share of common stock of Nisshin Fire. The share exchange ratio was calculated based on methodologies that include the historical trading value method, the DCF (discounted cash flow) method and the adjusted net asset value method.

(iv)	Amount, cause, amortization method and amortization period of negative goodwill

a.	Amount of negative goodwill

18,185 million yen

b.	Cause

The acquisition cost of the acquired company, which was calculated based on the share prices for the five days immediately proceeding the date of the announcement of the share exchange agreement, was less than the market value of the net assets of the acquired company as of the date of the business combination. This difference was recognized as negative goodwill.

c.	Method and period of the amortization

Amortized over 20 years using the straight-line method

(v)	Assets and liabilities assumed on the date of the business combination and their main components

Item	Amount (million yen)	Item	Amount (million yen)
Total assets	516,570	Total liabilities	396,820
Securities included in total assets	317,938	Underwriting reserves included in total liabilities	378,723

(vi)	Approximate impact on the consolidated statement of income, assuming that the business combination took place at the beginning of the fiscal year ended March 31, 2007

The ordinary income would have increased by 84,102 million yen, while ordinary profit and net income would have decreased by 2,876 million yen and 1,387 million yen, respectively.

These amounts represent the difference between the actual figures and the estimates of the figures for ordinary income, ordinary profit and net income calculated based on the assumption that the business combination was completed at the beginning of the fiscal year ended March 31, 2007. The amortized amount of negative goodwill was calculated assuming that the negative goodwill recognized at the time of the business combination had arisen at the beginning of the fiscal year ended March 31, 2007.

The above amounts are un-audited.

(2) In May 2006 and between January 2007 and March 2007, Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, made investments in a group of companies operating property and casualty insurance and life insurance businesses in both Singapore and Malaysia. Tokio Marine & Nichido acquired the majority share of the holding company of this group on January 5, 2007. The Company has applied the purchase method as described below:

(i)	The outline of the business combination to which the purchase method was applied

a.	Name, business and ratio of voting rights acquired

Acquired Companies	Business	Ratio of voting rights acquired
Asia General Holdings Limited	Holding company	92.13%
The Asia Insurance Company Limited (Note 1)	Property and casualty insurance	100.00%
The Asia Life Assurance Society Limited (Note 2)	Life insurance	85.15%
Asia Insurance (Malaysia) Berhad	Property and casualty insurance	100.00%
Asia Life (M) Berhad (Note 3)	Life insurance	100.00%

Notes	1. The company was renamed TM Asia Insurance Singapore Ltd. in March 2007.

2. The company name was renamed TM Asia Life Singapore Ltd. in March 2007.

3. The company name was renamed TM Asia Life Malaysia Bhd. in March 2007.

b.	Reasons for the business combination

Tokio Marine & Nichido, a wholly-owned subsidiary of the Company, made the acquisitions in order to expand the insurance sales base in both Singapore and Malaysia, where the insurance markets are expected to grow significantly.

c.	Date of the business combination

January 5, 2007

(ii)	Period for which the operating results of the acquired company are included in the consolidated financial statements

The deemed date of the business combination falls on the last day of the fiscal year ended March 31, 2007. Accordingly, the consolidated statement of income does not reflect the results of the acquired companies.

(iii)	Acquisition cost

	(Yen in millions	)

Acquired companies	Acquisition cost
Asia General Holdings Limited	42,030
The Asia Life Assurance Society Limited	1,369
Asia Insurance (Malaysia) Berhad	1,103

(iv)	Amount, cause, amortization method and amortization period of goodwill or negative goodwill

a.	Amount, amortization method and amortization period of goodwill or negative goodwill

Acquired companies	Amount of goodwill or negative goodwill (million yen)	Amortization method and period
The Asia Insurance Company Limited	(8,860)	Amortized over 20 years using the straight-line method
The Asia Life Assurance Society Limited	(9,486)	Amortized over 20 years using the straight-line method
Asia Insurance (Malaysia) Berhad	1,141	Amortized over 10 years using the straight-line method
Asia Life (M) Berhad	7,646	Amortized over 15 years using the straight-line method

b.	Cause

The Asia Insurance Company Limited sold its assets before the share acquisition and the realized value was larger than the asset value at the time of the acquisition appraisal, meaning the market value of net assets at the time of the business combination was larger than the amount paid at acquisition, and thus the excess amount was recognized as negative goodwill. The Asia Life Assurance Society Limited sold its assets before the share acquisition and the realized value was larger than the asset value at the time of the acquisition appraisal. This, in addition to a different way of valuing the underwriting reserve, meant the market value of net assets at the time of the business combination was larger than the amount paid at acquisition, and thus the excess amount was recognized as negative goodwill. For Asia Insurance (Malaysia) Berhad and Asia Life (M) Berhad, the amount paid at acquisition which reflected the future income expected at the time of the acquisition appraisal, exceeded the market value of net assets at the time of the business combination, and the excessive difference was recognized as goodwill.

(v)	Amount of assets and liabilities assumed on the date of the business combination and their main components

				(Yen in millions	)

Acquired companies	Total assets	Securities included in total assets	Total liabilities	Underwriting reserves included in total liabilities
Asia General Holdings Limited	48,537	40,665	2,887	—
The Asia Insurance Company Limited	43,880	16,889	13,159	7,007
The Asia Life Assurance Society Limited	170,460	122,195	134,940	125,900
Asia Insurance (Malaysia) Berhad	7,473	2,380	2,938	2,305
Asia Life (M) Berhad	112,337	68,688	105,142	99,366

(vi)	Approximate impact on the consolidated statement of income, assuming that the business combination took place at the beginning of the fiscal year ended March 31, 2007

The ordinary income and net income would have increased by 65,833 million yen and 4,114 million yen, respectively, while ordinary profit would have decreased by 2,911 million yen.

These amounts represent the difference between the actual figures and the estimates of the figures for ordinary income, ordinary profit and net income calculated based on the assumption that the business combination was completed at the beginning of the fiscal year ended March 31, 2007. The amortized amount of negative goodwill was calculated assuming that the negative goodwill recognized at the time of the business combination had arisen at the beginning of the fiscal year ended March 31, 2007.

The above amounts are un-audited.

Per share information

Year ended March 31, 2007 (April 1, 2006 - March 31, 2007)

yen
Net assets per share	4,127.60

Net profit per share - Basic	112.10

Net profit per share - Diluted	112.07

Millea Holdings conducted a stock split of its shares of common stock effective as of September 30, 2006, whereby one share was split into 500 shares.

Assuming that the stock split took place at the begining of the fiscal year ended March 31, 2006, per share information would be as follows.

yen
Net assets per share	3,820.18

Net profit per share - Basic	105.96

Net profit per share - Diluted	105.94

Year ended March 31, 2006 (April 1, 2005 - March 31, 2006)

yen
Net assets per share	1,910,092.71

Net profit per share - Basic	52,980.59

Net profit per share - Diluted	52,973.36

(Note) Calculation of “Net profit per share - Basic” and “Net profit per share - Diluted” is based on the following figures.

Year ended March 31, 2007 (April 1, 2006 - March 31, 2007)

Net profit per share - Basic
Net profit (Yen in millions)	93,014

Net profit not attributable to common stockholders (Yen in millions)	—

Net profit attributable to common stockholders (Yen in millions)	93,014

Average number of shares outstanding	829,743,971

Net profit per share - Diluted
Adjustment of net profit	—

Adjustment to average number of shares outstanding to take into account stock acquisition rights	199,666
(Number of stock acquisition rights resulting in the adjustment)	199,666

Year ended March 31, 2006 (April 1, 2005 - March 31, 2006)

Net profit per share - Basic
Net profit (Yen in millions)	89,960

Net profit not attributable to common stockholders (Yen in millions)	—

Net profit attributable to common stockholders (Yen in millions)	89,960

Average number of shares outstanding	1,697,997

Net profit per share - Diluted
Adjustment of net profit	—

Adjustment to average number of shares outstanding to take into account stock acquisition rights	231
(Number of stock acquisition rights resulting in the adjustment)	231

Subsequent events

1. Pursuant to the changes made to the regulations of the corporate pension fund of Tokio Marine, as approved by the board of representatives of Tokio Marine Corporate Pension Fund as of April 19, 2007, Tokio Marine & Nichido plans to transfer a portion of its corporate pension fund to a defined-contribution pension plan as of July 2, 2007. The Company expects that the impact of this transfer on its consolidated financial results would be an extraordinary gain of approximately 26,500 million yen for the fiscal year ending March 31, 2008.

2. The Company jointly made a capital investment of 10,000 million yen with JP Morgan Chase & Co. (the Company’s share of the investment being 9,010 million yen) in a reinsurance subsidiary “Tokio Marine Bluebell Re Limited”. Subsequently, Tokio Marine Bluebell Re Limited obtained a license to conduct a reinsurance business from the local authorities as of April 24, 2007.

In addition, the Board of Directors of the Company resolved on May 2, 2007 to further provide Tokio Marine Bluebell Re Limited with 3,604 million yen for its 4,000 million yen capital increase scheduled for June 2007 to reinforce its financial base.

(1)	Purpose of the investment

Tokio Marine Bluebell Re Limited provides reinsurance coverage for guaranteed payments of death benefits and annuities in connection with variable annuity insurance offered by the Company’s subsidiary, Tokio Marine & Nichido Financial Life Co., Ltd. Tokio Marine Bluebell Re Limited has been established in order to control the risks associated with the guaranteed payment obligations of Tokio Marine & Nichido Financial Life Co., Ltd. by utilizing derivatives-based strategies through the integration of advanced financial technologies of JPMorgan Chase & Co. and the insurance risk control expertise possessed by the Company. This enables Tokio Marine & Nichido Financial Life Co., Ltd. to enhance its ability to offer variable annuity insurance to its customers.

(2)	Profile of Tokio Marine Bluebell Re Limited

(i)	Location:

The Isle of Man

(ii)	Major business operations:

Offering reinsurance coverage for guaranteed payments in connection with variable annuity insurance

(iii)	Fiscal year end:

December 31

(iv)	Capital stock after the capital increase scheduled for June 2007:

14,000 million yen

(v)	Major shareholders and shareholdings percentages:

The Company: 90.1%

Aldermanbury Investments Limited: 9.9%

(Wholly-owned subsidiary of JPMorgan Chase & Co.)

Omission of notes

Notes relating to lease transaction and stock acquisition rights are not included in this summary of consolidated business results since they are considered immaterial.

Non-consolidated Balance Sheets

(Yen in millions except percentages)

Item	As of March 31, 2007			As of March 31, 2006			Increase/ decrease
	Amount		Ratio	Amount		Ratio
			%			%
Assets
I. Current assets:
Cash, deposits and savings		40,412			43,230		(2,817)
Prepaid expense		—			0		(0)
Deferred tax assets		506			532		(25)
Receivables		61,499			29,822		31,676
Others		51			4		46

Total current assets		102,469	4.01		73,590	3.11	28,879
II. Fixed assets:
1 Tangible fixed assets
Buildings		124			138		(13)
Motor vehicles		8			1		7
Office equipment		27			32		(5)

Total tangible fixed assets		160			172		(12)
2 Intangible fixed assets
Telephone right		0			0		(0)

Total intangible fixed assets		0			0		(0)
3 Investments and other assets
Investments in subsidiaries		2,452,851			2,292,769		160,082
Deferred tax assets		103			66		36
Others		1,700			95		1,604

Total investments and other assets		2,454,656			2,292,932		161,724

Total non-current assets		2,454,817	95.99		2,293,105	96.89	161,711

Total assets		2,557,287	100.00		2,366,696	100.00	190,591

Liabilities
I. Current liabilities:
Accounts payable		236			235		0
Accrued expenses		34			13		21
Accrued income taxes		776			788		(12)
Accrued business taxes		4			3		0
Accrued consumption tax		50			—		50
Deposits received		11			12		(0)
Reserve for bonus		187			123		63

Total current liabilities		1,301	0.05		1,177	0.05	123
II. Fixed liablilities
Long-term accounts payable		70			117		(46)
Reserve for retirement benefit		55			—		55

Total fixed liablilities		126	0.00		117	0.00	9

Total liabilities		1,427	0.06		1,294	0.05	132
Stockholders’ equity
I. Common stock		—	—		150,000	6.34	—
II. Capital surplus
1 Additional paid-in capital	—			1,511,485
2 Others
Earnings due to a decrease in common stock and additional paid-in capital	—			250,038
Margin of selling its own shares	—			9

Total capital surplus		—	—		1,761,533	74.43	—
III. Retained earnings
1 Voluntary reserve
General reserve	—			304,994
2 Unappropriated retained earnings	—			160,413

Total retained earnings		—	—		465,408	19.66	—
IV. Treasury stock		—	—		(11,539)	(0.49)	—

Total stockholders’ equity		—	—		2,365,401	99.95	—

Total Liabilities and Stockholders’ equity		—	—		2,366,696	100.00	—

Net assets:
I. Stockholders’ equity
1 Common stock		150,000	5.87		—	—	—
2 Capital surplus
(1) Additional paid-in capital	1,511,485			—
(2) Others	172,288			—

Total capital surplus		1,683,773	65.84		—	—	—
3 Retained earnings
(1) Other retained earnings
General reserve	420,275			—
Retained earnings carried forward	306,512			—

Total retained earnings		726,788	28.42		—	—	—
4 Treasury stock		(5,038)	(0.20)		—	—	—

Total stockholders’ equity		2,555,523	99.93		—	—	—
II. Stock acquisition rights		336	0.01		—	—	—

Total net assets		2,555,860	99.94		—	—	—

Total liabilities and net assets		2,557,827	100.00		—	—	—

Non-consolidated Statements of Income

(Yen in millions except percentages)

Item	Year ended March 31, 2007			Year ended March 31, 2006			Increase/ decrease
	Amount		Ratio	Amount		Ratio
			%			%
I. Operating income:
Dividends received from subsidiaries	293,928			140,473
Fees received from subsidiaries	3,834	297,763	100.00	2,630	143,103	100.00	154,659

II. Operating expenses:
General and administrative expenses	3,512	3,512	1.18	2,827	2,827	1.98	685

Operating profit		294,250	98.82		140,276	98.02	153,974
III. Non-operating income:
Interest earned	35			7
Commission earned	13			16
Compensation for headquarters relocation	—			188
Foreign exchange gain	170			47
Other non-operating income	5	224	0.08	2	263	0.18	(39)

IV. Non-operating expenses:
Transaction fee for repurchase of shares	27			49
Other non-operating expense	0	27	0.01	0	49	0.03	(22)

Ordinary profit		294,447	98.89		140,489	98.17	153,957
V. Extraordinary losses:
Loss on sale of fixed assets	0			2
Loss on elimination of fixed assets	0			192
Other extraordinary losses	—	0	0.00	130	325	0.23	(324)

Income before income taxes		294,447	98.89		140,164	97.95	154,282
Income taxes-current	1,619			2,102
Income taxes-deferred	(10)	1,608	0.54	(395)	1,706	1.19	(97)

Net income		292,838	98.35		138,457	96.75	154,380
Unappropriated retained earnings at the beginning of the period		—			21,956		—

Unappropriated retained earnings at the end of the period		—			160,413		—

Appropriation of Profit for the Fiscal Year Ended March 31, 2006

(Yen in millions)

Item	The date of the approval by the ordinary general meeting of shareholders for the previous fiscal year ended March 31, 2006: June 28, 2006
	Amount

Unappropriated retained earnings	160,413

Appropriation of retained earnings	134,207
Dividends	25,207

	(15,000 yen per share	)

Voluntary reserve	109,000

General reserve	109,000
Retained earnings carried forward to the following fiscal year	26,206

Non-consolidated Statement of Changes in Stockholders’ Equity

For the fiscal year ended March 31, 2007

(April 1, 2006 to March 31, 2007)

(Yen in Millions)

	Stockholders’ equity
	Common Stock	Capital surplus		Retained earnings		Treasury stock	Total stockholders’ equity
		Additional paid-in capital	Others	Other retained earnings
				General reserve	Retained earnings carried forward
Ending balance as of March 31, 2006	150,000	1,511,485	250,047	304,994	160,413	(11,539)	2,365,401

Changes during the fiscal year
Succession due to corporate separation and transfer (Note 1)				6,281			6,281
General reserve (Note 2)				109,000	(109,000)		—
Distribution of surplus (Note 2)					(25,207)		(25,207)
Distribution of surplus					(12,532)		(12,532)
Net income					292,838		292,838
Repurchase of the Company’s own shares						(153,574)	(153,574)
Cancellation of the Company’s own shares			(80,629)			80,629	—
Disposition of the Company’s own shares			(124)			251	126
Share exchange (Note 3)			2,994			79,196	82,190
Net changes in items other than stockholders’ equity

Total changes during the fiscal year	—	—	(77,759)	115,281	146,098	6,501	190,122

Ending balance as of March 31, 2007	150,000	1,511,485	172,288	420,275	306,512	(5,038)	2,555,523

	Stock acquisition rights	Total net assets
Ending balance as of March 31, 2006	—	2,365,401

Changes during the fiscal year
Succession due to corporate separation (Note 1)		6,281
General reserve (Note 2)		—
Distribution of surplus (Note 2)		(25,207)
Distribution of surplus		(12,532)
Net income		292,838
Repurchase of the Company’s own shares		(153,574)
Cancellation of the Company’s own shares		—
Disposition of the Company’s own shares		126
Stock-for-stock exchange (Note 3)		82,190
Net changes in items other than stockholders’ equity	336	336

Total changes during the fiscal year	336	190,458

Ending balance as of March 31, 2007	336	2,555,860

Notes	1.	The transaction was conducted pursuant to the former Commercial Code in connection with the corporate separation and transfer of business management functions with respect to Nisshin Fire from Tokio Marine & Nichido.

	2.	Appropriation of profits approved at the ordinary general meeting of shareholders held in June 2006.

	3.	The transaction was conducted in connection with the stock-for-stock exchange which made Nisshin Fire a wholly-owned subsidiary of the Company.

Personnel Changes of Directors and Corporate Auditors

Information on this item has been disclosed through TDnet on May 2, 2007.